Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The financial information on pages 1-15 of this exhibit concerning TOTAL S.A. and all of its direct and indirect consolidated companies located in or outside of France (collectively, “TOTAL” or the “Group”) with respect to the third quarter 2019 and nine months ended September 30, 2019, has been derived from TOTAL’s unaudited consolidated balance sheets as of September 30, 2019, unaudited statements of income, comprehensive income, cash flow, business segment information for the third quarter 2019 and nine months ended September 30, 2019 and unaudited consolidated statements of changes in shareholders’ equity for the nine months ended September 30, 2019 presented on pages 16-30 and 41-44 of this exhibit.

The following discussion should be read in conjunction with the aforementioned financial statements and with the information, including TOTAL’s audited consolidated financial statements and related notes, provided in TOTAL’s Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Securities and Exchange Commission (“SEC”) on March 20, 2019, as amended on April 26,2019.

A. KEY FIGURES

3Q19	2Q19	3Q18	3Q19 vs 3Q18	in millions of dollars (except earnings per share and number of shares)	9M19	9M18	9M19 vs 9M18
48,589	51,242	54,717	-11%	Non-Group sales	151,036	156,868	-4%
				Adjusted net operating income(a) from business segments
1,734	2,022	2,439	-29%	• Exploration & Production*	5,478	6,571	-17%
574	429	697	-18%	• Integrated Gas, Renewables & Power*	1,595	1,743	-8%
952	715	938	+1%	• Refining & Chemicals	2,423	2,479	-2%
413	423	474	-13%	• Marketing & Services	1,179	1,319	-11%
1,381	812	918	+50%	Net income (loss) from equity affiliates	2,904	2,505	+16%
1.04	1.00	1.47	-29%	Fully-diluted earnings per share ($)	3.20	3.85	-17%
2,614	2,625	2,637	-1%	Fully-diluted weighted-average shares (millions)	2,621	2,618	n/a
2,800	2,756	3,957	-29%	Net income (Group share)	8,667	10,314	-16%
3,296	3,028	2,568	+28%	Organic investments(b)	9,107	7,967	+14%
3,422	402	3,640	-6%	Net acquisitions(c)	4,131	4,893	-16%
6,718	3,430	6,208	+8%	Net investments(d)	13,238	12,860	+3%
8,206	6,251	5,736	+43%	Cash flow from operations	18,086	14,063	+29%
				of which:
1,523	(317)	(1,578)	n/a	• (increase)/decrease in working capital(e)	(1,764)	(5,656)	n/a
(532)	(501)	(419)	n/a	• financial charges	(1,536)	(1,115)	n/a

2019 data take into account the impact of the new rule IFRS16 “Leases”, effective January 1, 2019.

*	3Q18 and 9M18 restated; historical data for 2017 and 2018 available on www.total.com.

Environment* — liquids and gas price realizations**, refining margins

3Q19	2Q19	3Q18	3Q19 vs 3Q18		9M19	9M18	9M19 vs 9M18
62.0	68.9	75.2	-18%	Brent ($/b)	64.6	72.1	-10%
2.3	2.5	2.9	-19%	Henry Hub ($/Mbtu)	2.6	2.8	-10%
3.9	4.1	8.4	-54%	NBP ($/Mbtu)	4.8	7.6	-37%
4.7	4.9	10.7	-56%	JKM ($/Mbtu)	5.4	9.7	-44%

58.0	63.7	68.8	-16%	Average liquids price ($/b)**	60.0	66.1	-9%
3.48	3.82	5.06	-31%	Average gas price ($/Mbtu)**	3.93	4.83	-19%

47.4	27.6	47.2	n/a	Variable cost margin – European refining, VCM ($/t)	36.2	37.3	-3%

*	The indicators are shown on page 15.
**	Consolidated subsidiaries.

(a)

Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value. See page 3 et seq. “Analysis of business segment results” below for further details.

(b)	“Organic investments” = net investments excluding acquisitions, asset sales and other operations with non-controlling interests.
(c)	“Net acquisitions” = acquisitions - assets sales - other transactions with non-controlling interests (see page 13).
(d)	“Net investments” = organic investments + net acquisitions (see page 13).
(e)

The change in working capital as determined using the replacement cost method and, effective second quarter 2019, including organic loan repayments from equity affiliates was $1,353 million in 3Q19, $(456) million in 2Q19, $(1,352) million in 3Q18, $(1,507) million in 9M19 and $(4,794) in 9M18. Effective second quarter 2019, organic loan repayments from equity affiliates are defined as loan repayments from equity affiliates coming from their cash flow from operations.

Production*

3Q19	2Q19	3Q18	3Q19 vs 3Q18		9M19	9M18	9M19 vs 9M18
3,040	2,957	2,804	+8%	Hydrocarbon production (kboe/d)	2,981	2,742	+9%
1,441	1,407	1,431	+1%	• Oil (including bitumen) (kb/d)	1,424	1,377	+3%
1,599	1,549	1,373	+16%	• Gas (including condensates and associated NGL) (kboe/d)	1,557	1,365	+14%

3Q19	2Q19	3Q18	3Q19 vs 3Q18		9M19	9M18	9M19 vs 9M18
3,040	2,957	2,804	+8%	Hydrocarbon production (kboe/d)	2,981	2,742	+9%
1,720	1,624	1,611	+7%	• Liquids (kb/d)	1,658	1,558	+6%
7,399	7,477	6,557	+13%	• Gas (Mcf/d)	7,399	6,465	+14%

*	Group production = production of Exploration & Production segment (EP) + production of Integrated Gas, Renewables & Power segment (iGRP)

Hydrocarbon production was 3,040 thousand barrels of oil equivalent per day (kboe/d) in third quarter 2019, an increase of 8% compared to last year, due to:

•	+12% related to the start-up and ramp-up of new projects, including Yamal LNG in Russia, Ichthys in Australia, Kaombo in Angola and Egina in Nigeria, and Culzean in the United Kingdom;

•	-3% due to the natural decline of the fields; and

•	-1% due to maintenance, notably in Norway.

Hydrocarbon production was 2,981 thousand barrels of oil equivalent per day (kboe/d) in the first nine months of 2019, an increase of 9% compared to last year, due to:

•	+12% related to the start-up and ramp-up of new projects, including Yamal LNG in Russia, Ichthys in Australia, Kaombo in Angola and Egina in Nigeria;

•	+1% due to portfolio effect, notably the integration of the Maersk Oil assets;

•	-3% due to the natural decline of the fields; and

•	-1% due to maintenance, notably in Nigeria and Norway.

B. ANALYSIS OF BUSINESS SEGMENT RESULTS

The financial information for each business segment is reported on the same basis as that used internally by the chief operating decision-maker in assessing segment performance and the allocation of segment resources. Due to their particular nature or significance, certain transactions qualifying as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. In certain instances, certain transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to recur in following years.

In accordance with IAS 2, the Group values inventories of petroleum products in its financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method in order to facilitate the comparability of the Group’s results with those of its competitors and to help illustrate the operating performance of these segments excluding the impact of oil price changes on the replacement of inventories. In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differential between one period and another or the average prices of the period. The inventory valuation effect is the difference between the results under the FIFO and replacement cost methods.

The effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS, which requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories recorded at their fair value based on forward prices. Furthermore, TOTAL, in its trading activities, enters into storage contracts, the future effects of which are recorded at fair value in the Group’s internal economic performance. IFRS, by requiring accounting for storage contracts on an accrual basis, precludes recognition of this fair value effect.

The adjusted business segment results (adjusted operating income and adjusted net operating income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value. For further information on the adjustments affecting operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in TOTAL’s interim consolidated financial statements, see pages 24-30 and 40-46 of this exhibit.

The Group measures performance at the segment level on the basis of adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above. The income and expenses not included in net operating income that are included in net income are interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and non-controlling interests). Adjusted net operating income excludes the effect of the adjustments (special items and the inventory valuation effect) described above.

The profitable growth in the gas and low carbon electricity integrated value chains is one of the key axes of TOTAL’s strategy. In order to give more visibility to these businesses, a new reporting structure for the business segments’ financial information has been put in place, effective January 1, 2019. The organization of the Group’s activities is structured around the four following segments: Exploration & Production segment, Integrated Gas, Renewables & Power (comprising integrated gas (including LNG) and low carbon electricity businesses. It includes the upstream and midstream LNG activity that was previously reported in the E&P segment); Refining & Chemicals and Marketing & Services. Certain figures for the years 2017 and 2018 have been restated in order to reflect the new organization.

B.1. Exploration & Production segment (EP – redefined scope)

•	Production

3Q19	2Q19	3Q18	3Q19 vs 3Q18	Hydrocarbon production	9M19	9M18	9M19 vs 9M18
2,501	2,398	2,433	+3%	EP (kboe/d)	2,442	2,389	+2%
1,647	1,551	1,575	+5%	• Liquids (kb/d)	1,587	1,522	+4%
4,654	4,629	4,678	-1%	• Gas (Mcf/d)	4,663	4,729	-1%

• Results

3Q19	2Q19	3Q18	3Q19 vs 3Q18	in millions of dollars (except effective tax rate)	9M19	9M18	9M19 vs 9M18
1,631	2,273	2,433	-33%	Non-Group sales	5,698	7,770	-27%
2,257	2,967	3,832	-41%	Operating income	8,176	10,310	-21%
77	173	449	-83%	Net income (loss) from equity affiliates and other items	444	1,026	-57%
39.7%	39.5%	47.5%		Effective tax rate*	42.8%	47.5%
(1,094)	(1,161)	(1,853)	-41%	Tax on net operating income	(3,679)	(4,972)	-26%
1,240	1,979	2,428	-49%	Net operating income	4,941	6,364	-22%
494	43	11	x44	Adjustments affecting net operating income	537	207	x2.6
1,734	2,022	2,439	-29%	Adjusted net operating income**	5,478	6,571	-17%
297	239	316	-6%	• including income from equity affiliates	749	871	-14%
2,065	1,995	1,605	+29%	Organic investments	6,018	5,188	+16%
(3)	204	373	n/a	Net acquisitions	239	2,305	-90%
2,061	2,199	1,978	+4%	Net investments	6,256	7,493	-17%

*

“Effective tax rate” = tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments - impairment of goodwill + tax on adjusted net operating income).

**	Detail of adjustment items shown in the business segment information starting on page 24 of this exhibit.

Exploration & Production adjusted net operating income was:

•

$1,734 million in the third quarter 2019, a decrease of 29% year-on-year, impacted notably by lower Brent and natural gas prices as well as higher depreciation, depletion and amortization expenses on new projects; and

•	$5,478 million in the first nine months of 2019, a decrease of 17% compared to the first nine months of 2018, for the same reasons.

Adjusted net operating income for the Exploration & Production segment excludes special items. In the third quarter 2019, the exclusion of special items had a positive impact of $494 million compared to a positive impact of $11 million in the third quarter 2018. In the first nine months of 2019, the exclusion of special items had a positive impact of $537 million on the segment’s adjusted net operating income, compared to a positive impact of $207 million in the first nine months of 2018.

In the third quarter 2019, the segment’s cash flow from operating activities excluding financial charges, except those related to leases was $5,007 million, an increase of 13% compared to $4,431 million in the third quarter 2018. In the first nine months of 2019, the segment’s cash flow from operating activities excluding financial charges, except those related to leases was $12,711 million, an increase of 4% compared to $12,227 million in the first nine months of 2018. In the third quarter 2019, the segment’s operating cash flow excluding the change in working capital at replacement cost1 and excluding financial charges, except those related to leases was $4,451 million, a decrease of 14% compared to $5,200 million in the third quarter 2018. In the first nine months of 2019, the segment’s operating cash flow excluding the change in working capital at replacement cost1 and excluding financial charges, except those related to leases was $13,579 million, a decrease of 2% compared to $13,921 million in the first nine months of 2018. The start-up of highly accretive cash flow projects offset the effect of lower Brent and gas prices.

[1]

Operating cash flow excluding the change in working capital at replacement cost and effective second quarter 2019 including organic loan repayments from equity affiliates provides information on underlying cash flow without the short-term impacts of changes in inventory and other working capital elements at replacement cost. For information on the replacement cost method, refer to “B. Analysis of business segment results”, above. The reconciliation table for different cash flow figures is set forth under “Cash Flow” on page 13 of this exhibit.

B.2.    Integrated Gas, Renewables & Power segment (iGRP)

•	Production and liquefied natural gas (LNG) sales

3Q19	2Q19	3Q18	3Q19 vs 3Q18	Hydrocarbon production	9M19	9M18	9M19 vs 9M18
539	559	371	+45%	iGRP (kboe/d)	539	353	+53%
73	73	36	x2	• Liquids (kb/d)	71	36	+94%
2,745	2,848	1,879	+46%	• Gas (Mcf/d)	2,736	1,736	+58%

3Q19	2Q19	3Q18	3Q19 vs 3Q18	LNG in Mt	9M19	9M18	9M19 vs 9M18
7.4	8.5	6.2	+20%	Overall LNG sales	23.7	13.9	+71%
4.2	4.1	2.8	+50%	• including sales from equity production*	12.0	7.7	+55%
5.5	6.7	5.1	+8%	• including sales by TOTAL from equity production and third party purchases	18.3	10.5	+75%

*	The Group’s equity production may be sold by TOTAL or by joint ventures.

Production growth compared to a year ago is essentially linked to the start-up of production from the Ichthys project in Australia in the third quarter 2018 and the successive start-ups of trains at Yamal LNG in Russia.

Total LNG sales for the third quarter 2019 increased by 20% compared to last year due to the ramp-up of Yamal LNG and Ichthys as well as the start-up of the first train at Cameron LNG in the United States.

Total LNG sales increased by 71% in the first nine months of 2019 for the same reasons as well as the acquisition of the portfolio of LNG contracts from Engie in the third quarter 2018.

•	Results

3Q19	2Q19	3Q18	3Q19 vs 3Q18	in millions of dollars	9M19	9M18	9M19 vs 9M18
3,667	3,789	5,568	-34%	Non-Group sales	13,875	13,455	+3%
321	215	270	+19%	Operating income	858	188	x4.6
898	661	445	x2	Net income (loss) from equity affiliates and other items	1,939	1,240	+56%
(222)	(450)	(155)	+43%	Tax on net operating income	(845)	(392)	+116%
997	426	560	+78%	Net operating income	1,952	1,036	+88%
(423)	3	137	n/a	Adjustments affecting net operating income	(357)	707	-150%
574	429	697	-18%	Adjusted net operating income*	1,595	1,743	-8%
206	195	324	-36%	• including income from equity affiliates	656	802	-18%
641	442	407	+57%	Organic investments	1,576	1,131	+39%
3,375	159	3,341	+1%	Net acquisitions	3,934	3,047	+29%
4,015	601	3,748	+7%	Net investments	5,509	4,178	+32%

*	Detail of adjustment items shown in the business segment information starting on page 24 of this exhibit.

Adjusted net operating income for the Integrated Gas, Renewables & Power segment was $574 million in the third quarter 2019, a decrease of 18% compared to $697 million in the third quarter 2018, and $1,595 million in the first nine months of 2019, a decrease of 8% compared to $1,743 million in the first nine months of 2018, impacted by lower gas prices in Europe and Asia in particular as well as higher depreciation, depletion and amortization expenses on new projects.

Adjusted net operating income for the Integrated Gas, Renewables & Power segment excludes special items. In the third quarter 2019, the exclusion of special items had a negative impact of $423 million on the segment’s adjusted net operating income, compared to a positive impact of $137 million in the third quarter 2018. In the first nine months of 2019, the exclusion of special items had a negative impact of $357 million on the segment’s adjusted net operating income, compared to a positive impact of $707 million in the first nine months of 2018.

In the third quarter 2019, the segment’s operating cash flow excluding the change in working capital at replacement cost and excluding financial charges, except those related to leases was $848 million, an increase of 53% compared to $553 million in the third quarter 2018, driven by strong LNG sales growth. In the first nine months of 2019, the segment’s operating cash flow excluding the change in working capital at replacement cost and excluding financial charges, except those related to leases was $2,327 million, an increase of 62% compared to $1,438 million in the first nine months of 2018 for the same reasons.

B.3. Refining & Chemicals segment

•	Refinery throughput and utilization rates*

3Q19	2Q19	3Q18	3Q19 vs 3Q18		9M19	9M18	9M19 vs 9M18
1,719	1,595	1,953	-12%	Total refinery throughput (kb/d)	1,725	1,840	-6%
503	447	654	-23%	• France	514	616	-17%
757	679	795	-5%	• Rest of Europe	753	737	+2%
459	469	504	-9%	• Rest of world	458	487	-6%
82%	77%	92%		Utilization rates based on crude only**	83%	87%

*	Includes refineries in Africa reported in the Marketing & Services segment.
**	Based on distillation capacity at the beginning of the year.

Refinery throughput volumes:

•

decreased by 12% in the third quarter 2019 year-on-year, notably as a result of the start of planned maintenance at Normandy and the partial contribution of Grandpuits in France during the third quarter 2019; and

•	decreased by 6% in the first nine months of 2019 year-on-year for the same reasons.

•	Results

3Q19	2Q19	3Q18	3Q19 vs 3Q18	in millions of dollars	9M19	9M18	9M19 vs 9M18
21,338	22,509	23,572	-9%	Non-Group sales	65,558	68,660	-5%
1,035	484	1,142	-9%	Operating income	2,763	3,047	-9%
5	111	221	n/a	Net income (loss) from equity affiliates and other items	265	638	-58%
(221)	46	(292)	+24%	Tax on net operating income	(467)	(675)	-30%
819	641	1,071	-24%	Net operating income	2,561	3,010	-15%
133	74	(133)	-200%	Adjustments affecting net operating income	(138)	(531)	-74%
952	715	938	+1%	Adjusted net operating income*	2,423	2,479	-2%
354	353	295	+20%	Organic investments	947	989	-4%
19	(58)	(6)	n/a	Net acquisitions	(163)	(313)	n/a
374	295	289	+29%	Net investments	785	676	+16%

*	Detail of adjustment items shown in the business segment information starting on page 24 of this exhibit.

Adjusted net operating income for the Refining & Chemicals segment was $952 million in the third quarter 2019, an increase of 1% compared to $938 million in the third quarter 2018, benefiting notably from more favorable petrochemical margins in Europe, and amounted to $2,423 million in the first nine months of 2019, a decrease of 2% compared to $2,479 million in the first nine months of 2018.

Adjusted net operating income for the Refining & Chemicals segment excludes any after-tax inventory valuation effect and special items. In the third quarter 2019, the exclusion of the inventory valuation effect had a positive impact of $90 million on the segment’s adjusted net operating income, compared to a negative impact of $135 million in the third quarter 2018. In the third quarter 2019, the exclusion of special items had a positive impact of $43 million on the segment’s adjusted net operating income, compared to a negative impact of $2 million in the third quarter 2018. In the first nine months of 2019, the exclusion of the inventory valuation effect had a negative impact of $254 million on the segment’s adjusted net operating income, compared to a negative impact of $550 million in the first nine months of 2018. In the first nine months of 2019, the exclusion of special items had a positive impact of $116 million on the segment’s adjusted net operating income, compared to a positive impact of $19 million in the first nine months of 2018.

In the third quarter 2019, the segment’s cash flow from operating activities excluding financial charges, except those related to leases was $1,575 million, an increase of 18% compared to $1,338 million in the third quarter 2018. In the first nine months of 2019, the segment’s cash flow from operating activities excluding financial charges, except those related to leases was $2,695 million compared to $1,228 million in the third quarter 2018. In the third quarter 2019, the segment’s operating cash flow excluding the change in working capital at replacement cost and excluding financial charges, except those related to leases was $1,373 million, an increase of 17% compared to $1,174 million in the third quarter 2018. In the first nine months of 2019, the segment’s operating cash flow excluding the change in working capital at replacement cost and excluding financial charges, except those related to leases increased by 5% compared to the first nine months of 2018, from $3,112 million to $3,283.

B.4. Marketing & Services segment

•	Petroleum product sales

3Q19	2Q19	3Q18	3Q19 vs 3Q18	sales in kb/d*	9M19	9M18	9M19 vs 9M18
1,848	1,860	1,818	+2%	Total Marketing & Services sales	1,848	1,806	+2%
1,034	1,004	1,024	+1%	• Europe	1,017	1,006	+1%
814	856	794	+3%	• Rest of world	831	800	+4%

*	Excludes trading and bulk refining sales.

Sales of petroleum products increased by 2% in the third quarter 2019 and the first nine months of 2019, due to the development of activities in the African and American regions, notably Mexico and Brazil.

•	Results

3Q19	2Q19	3Q18	3Q19 vs 3Q18	in millions of dollars	9M19	9M18	9M19 vs 9M18
21,951	22,671	23,144	-5%	Non-Group sales	65,901	66,980	-2%
558	450	569	-2%	Operating income	1,577	1,588	-1%
(15)	111	109	n/a	Net income (loss) from equity affiliates and other items	86	302	-72%
(164)	(170)	(166)	+1%	Tax on net operating income	(498)	(463)	+8%
379	391	512	-26%	Net operating income	1,165	1,427	-18%
34	32	(38)	n/a	Adjustments affecting net operating income	14	(108)	n/a
413	423	474	-13%	Adjusted net operating income*	1,179	1,319	-11%
215	204	245	-12%	Organic investments	498	586	-15%
33	96	(69)	n/a	Net acquisitions	121	(145)	n/a
248	300	176	+41%	Net investments	620	441	+41%

*	Detail of adjustment items shown in the business segment information starting on page 24 of this exhibit.

Adjusted net operating income for the Marketing & Services segment was $413 million in the third quarter 2019, a decrease of 13% compared to $474 million in the third quarter 2018, and $1,179 million in the first nine months of 2019, a decrease of 11% compared to $1,319 million in the first nine months of 2018.

Adjusted net operating income for the Marketing & Services segment excludes any after-tax inventory valuation effect and special items. In the third quarter 2019, the exclusion of the inventory valuation effect had a negative impact of $19 million on the segment’s adjusted net operating income, compared to a negative impact of $38 million in the third quarter 2018. In the third quarter 2019, the exclusion of special items had a positive impact of $53 million on the segment’s adjusted net operating income, and no impact on the segment’s adjusted net operating income in the third quarter 2018. In the first nine months of 2019, the exclusion of the inventory valuation effect had a negative impact of $46 million on the segment’s adjusted net operating income, compared to a negative impact of $108 million in the first nine months of 2018. In the first nine months of 2019, the exclusion of special items had a positive impact of $60 million on the segment’s adjusted net operating income and no impact on the segment’s adjusted net operating income in the first nine months of 2018.

In the third quarter 2019, the segment’s cash flow from operating activities excluding financial charges, except those related to leases was $1,483 million, an increase of 97% compared to $752 million in the third quarter 2018. In the first nine months of 2019, the segment’s cash flow from operating activities excluding financial charges, except those related to leases increased by 52% compared to the first nine months of 2018, from $1,533 million to $2,326 million. In the third quarter 2019, the segment’s operating cash flow excluding the change in working capital at replacement cost and excluding financial charges, except those related to leases was $622 million, an increase of 7% compared to $580 million in the third quarter 2018. In the first nine months of 2019, the segment’s operating cash flow excluding the change in working capital at replacement cost and excluding financial charges, except those related to leases was $1,830 million, an increase of 10% compared to $1,656 million in the first nine months of 2018.

C. GROUP RESULTS

•	Net income (Group share)

In the third quarter 2019, net income (Group share) was $2,800 million, a decrease of 29% compared to $3,957 million in the third quarter 2018. In the first nine months of 2019, net income (Group share) was $8,667 million, a decrease of 16% compared to $10,314 million in the first nine months of 2018.

Adjusted net income excludes the after-tax inventory effect, special items and the impact of changes in fair value1.

Adjusted net income (Group share) was:

•	$3,017 million in the third quarter 2019, a decrease of 24% compared to the third quarter 2018. This decrease reflects the decrease in the adjusted net operating income of the segments; and

•

$8,663 million in the first nine months of 2019, a decrease of 17% compared to the first nine months of 2018 for the same reasons and the increase in the net cost of net debt compared to the first nine months of 2018 mainly due to the rise in U.S. dollar interest rates.

Total adjustments affecting net income (Group share)2 were:

•	$(217) million in the third quarter 2019; and

•	$4 million in the first nine months of 2019.

•	Fully-diluted shares and share buyback

The number of fully-diluted shares was 2,614 million on September 30, 2019.

In the context of the shareholder return policy announced in February 2018, the Group has continued to buy back shares, including:

•	the buyback of 16.1 million shares, representing all shares issued in 2019 under the scrip dividend option, until it was terminated; and

•

the buyback of additional shares, representing 8 million shares repurchased in the third quarter 2019 for $0.40 million and 21.7 million shares in the first nine months of 2019 for $1,15 billion as part of the $5 billion share buyback program for 2018-20.

•	Acquisitions - Asset sales

Acquisitions consisted of:

•	$4,429 million in the third quarter 2019, relating notably to the acquisition of Anadarko’s interest in Mozambique LNG; and

•

$5,713 million in the first nine months of 2019, relating notably to the elements mentioned above as well as to the signing of the acquisition of a 10% stake in the Arctic LNG 2 project in Russia and the acquisition of Chevron’s interest in the Danish Underground Consortium in Denmark.

Asset sales consisted of:

•	$1,007 million in the third quarter 2019, including notably the payment received with the take-over of the Toshiba LNG portfolio in the United States; and

•

$1,582 million in the first nine months of 2019, linked notably to the elements mentioned above and the sale of the interest in the Wepec refinery in China, the sale of the Group’s interest in the Hazira terminal in India and polystyrene activities in China.

[1]	Details shown on page 13 of this exhibit.
[2]	Details shown on pages 13 and 33-35 of this exhibit.

•	Cash flow

The Group’s cash flow from operating activities increased by 43% in the third quarter 2019 compared to the third quarter 2018 from $5,736 million to $8,206 million. The Group’s cash flow from operating activities was $18,086 million in the first nine months of 2019, an increase of 29% compared to $14,063 million in the first nine months of 2018.

The change in working capital at replacement cost in the third quarter 2019, which is the (increase)/decrease in working capital of $1,523 million as determined in accordance with IFRS adjusted for the pre-tax inventory valuation effect of $(69) million, was $1,454 million, compared to $(1,352) million in the third quarter 2018. The change in working capital at replacement cost in the first nine months of 2019, which is the (increase)/decrease in working capital of $(1,764) million as determined in accordance with IFRS adjusted for the pre-tax inventory valuation effect of $457 million, was $(1,307) million, compared to $(4,794) million in the first nine months of 2018.

In the third quarter 2019, operating cash flow excluding the change in working capital at replacement cost was $6,853 million, a decrease of 3% compared to $7,088 million in the third quarter 2018. In the first nine months of 2019, operating cash flow excluding the change in working capital at replacement cost was $19,593 million, an increase of 4% compared to $18,857 million in the first nine months of 2018. In the third quarter 2019, operating cash flow excluding the change in working capital at replacement cost, without financial charges was $7,385 million, a decrease of 2% compared to $7,507 million in the third quarter 2018. In the first nine months of 2019, operating cash flow excluding the change in working capital at replacement cost, without financial charges was $21,129 million, an increase of 6% compared to $19,972 million in the first nine months of 2018.

The Group’s net cash flow1 was:

•	$135 million in the third quarter 2019, a decrease of $745 million compared to the third quarter 2018 due to increased net acquisitions, and

•

$6,355 million in the first nine months of 2019, an increase of $358 million compared to the first nine months of 2018 due to higher operating cash flow before working capital changes partially offset by higher net acquisitions.

[1]	Net cash flow = operating cash flow before working capital changes - net investments (including other transactions with non-controlling interests).

D. PROFITABILITY

Return on equity for the twelve months ended September 30, 2019, was 10.3%, a decrease compared to the same period a year ago.

in millions of dollars	10/01/2018 - 09/30/2019	07/01/2018 - 06/30/2019	10/01/2017- 09/30/2018
Adjusted net income	12,104	13,125	13,679
Adjusted shareholders’ equity	117,037	117,787	114,729
Return on equity (ROE)	10.3%	11.1%	11.9%

Return on average capital employed was 9.6% for the twelve months ended September 30, 2019, a decrease compared to the same period a year ago.

in millions of dollars	10/01/2018 - 09/30/2019	07/01/2018 - 06/30/2019	10/01/2017- 09/30/2018
Adjusted net operating income	14,094	15,087	15,295
Adjusted capital employed	146,222	145,247	138,242
ROACE	9.6%	10.4%	11.1%

E. 2019 SENSITIVITIES*

	Change	Estimated impact on adjusted net operating income	Estimated impact on cash flow from operations
Dollar	+/- $0.1 per €	-/+ $0.1 B	~ $0 B
Average Liquids Price**	+/- $10/b	+/- $2.7 B	+/- $3.2 B
Variable cost margin, European refining (VCM)	+/- $10/t	+/- $0.5 B	+/- $0.6 B

*

Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Sensitivities are estimates based on assumptions about the Group’s portfolio in 2019. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals.

**	In a $60/b Brent environment.

F. SUMMARY AND OUTLOOK

Since the beginning of the fourth quarter 2019, Brent has traded around $60/b on average. The environment remains volatile, with uncertainty about hydrocarbon demand growth related to the outlook for global economic growth and in a context of geopolitical instability.

The Group maintains its cost discipline and the organic pre-dividend cash flow breakeven will remain below $30/b. The Group continues its cost reduction program with more than $0.5 billion of additional savings this year to reach cumulative savings of more than $4.7 billion by the end of 2019. The Group will continue its $5 billion asset sale program over the 2019-20 period ($1.6 billion was completed as at the end of September 2019) and net investments for 2019 should be less than $18 billion.

Production growth should reach 9% in 2019, due to ramp-ups on projects started in 2018 and the start-ups of projects since the beginning of 2019, including Kaombo Sul in Angola, Culzean in the UK North Sea and Johan Sverdrup in Norway, and the upcoming start-up of Iara 1 in Brazil.

The Group will continue to implement its strategy for profitable growth on the integrated gas and low carbon electricity chains, and the iGRP segment will benefit in 2020 from the start-ups of Yamal LNG train 4 as well as Cameron LNG trains 2 and 3.

Despite volatile European refining margins, the Downstream is well positioned to generate cash flow close to $7 billion in 2019.

Taking into account the stronger visibility on the Group’s future, the board of directors of TOTAL S.A. decided on September 23, 2019 to accelerate dividend growth for the coming years with a guidance of increasing the dividend by 5%-6% per year. In addition, the Group will continue to buy back shares according to its $5 billion share buyback program over the 2018-2020 period at $60/b with the cumulative projected amount of $3.25 billion by the end of 2019.

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of the management of TOTAL and on the information currently available to such management. Forward-looking statements include information concerning forecasts, projections, anticipated synergies, and other information concerning possible or assumed future results of TOTAL, and may be preceded by, followed by, or otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “plans”, “targets”, “estimates” or similar expressions.

Forward-looking statements are not assurances of results or values. They involve risks, uncertainties and assumptions. TOTAL’s future results and share value may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond TOTAL’s ability to control or predict. Except for its ongoing obligations to disclose material information as required by applicable securities laws, TOTAL does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

You should understand that various factors, certain of which are discussed elsewhere in this document and in the documents referred to in, or incorporated by reference into, this document, could affect the future results of TOTAL and could cause results to differ materially from those expressed in such forward-looking statements, including:

•

material adverse changes in general economic conditions or in the markets served by TOTAL, including changes in the prices of oil, natural gas, refined products, petrochemical products and other chemicals;

•	changes in currency exchange rates and currency devaluations;

•	the success and the economic efficiency of oil and natural gas exploration, development and production programs, including without limitation, those that are not controlled and/or operated by TOTAL;

•	uncertainties about estimates of changes in proven and potential reserves and the capabilities of production facilities;

•	uncertainties about the ability to control unit costs in exploration, production, refining and marketing (including refining margins) and chemicals;

•	changes in the current capital expenditure plans of TOTAL;

•	the ability of TOTAL to realize anticipated cost savings, synergies and operating efficiencies;

•	the financial resources of competitors;

•	changes in laws and regulations, including tax and environmental laws and industrial safety regulations;

•	the quality of future opportunities that may be presented to or pursued by TOTAL;

•	the ability to generate cash flow or obtain financing to fund growth and the cost of such financing and liquidity conditions in the capital markets generally;

•	the ability to obtain governmental or regulatory approvals;

•	the ability to respond to challenges in international markets, including political or economic conditions, including international armed conflict, and trade and regulatory matters;

•	the ability to complete and integrate appropriate acquisitions, strategic alliances and joint ventures;

•

changes in the political environment that adversely affect exploration, production licenses and contractual rights or impose minimum drilling obligations, price controls, nationalization or expropriation, and regulation of refining and marketing, chemicals and power generating activities;

•	the possibility that other unpredictable events such as labor disputes or industrial accidents will adversely affect the business of TOTAL; and

•	the risk that TOTAL will inadequately hedge the price of crude oil or finished products.

For additional factors, you should read the information set forth under “Item 3. -3.2 Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TOTAL’s Form 20-F for the year ended December 31, 2018.

OPERATING INFORMATION BY SEGMENT

•	Group production (EP + iGRP)

3Q19	2Q19	3Q18	3Q19 vs 3Q18	Combined liquids and gas production by region (kboe/d)	9M19	9M18	9M19 vs 9M18
1,004	997	910	+10%	Europe and Central Asia	997	879	+13%
733	686	676	+8%	Africa	705	674	+5%
720	703	687	+5%	Middle East and North Africa	703	669	+5%
363	358	399	-9%	Americas	364	390	-7%
221	214	132	+68%	Asia-Pacific	212	129	+64%

3,040	2,957	2,804	+8%	Total production	2,981	2,742	+9%

698	750	645	+8%	• includes equity affiliates	719	661	+9%

3Q19	2Q19	3Q18	3Q19 vs 3Q18	Liquids production by region (kb/d)	9M19	9M18	9M19 vs 9M18
367	328	341	+8%	Europe and Central Asia	349	324	+8%
583	549	528	+10%	Africa	558	514	+8%
562	546	538	+4%	Middle East and North Africa	543	526	+3%
163	160	186	-12%	Americas	167	180	-8%
44	41	18	x2.4	Asia-Pacific	41	14	x3

1,720	1,624	1,611	+7%	Total production	1,658	1,558	+6%

210	225	221	-5%	• includes equity affiliates	217	252	-14%

3Q19	2Q19	3Q18	3Q19 vs 3Q18	Gas production by region (Mcf/d)	9M19	9M18	9M19 vs 9M18
3,431	3,639	3,069	+12%	Europe and Central Asia	3,498	2,993	+17%
768	703	776	-1%	Africa	754	801	-6%
866	866	830	+4%	Middle East and North Africa	879	793	+11%
1,124	1,107	1,198	-6%	Americas	1,111	1,183	-6%
1,210	1,162	684	+77%	Asia-Pacific	1,157	695	+66%

7,399	7,477	6,557	+13%	Total production	7,399	6,465	+14%

2,635	2,868	2,313	+14%	• includes equity affiliates	2,718	2,199	+24%

•	Downstream (Refining & Chemicals and Marketing & Services)

3Q19	2Q19	3Q18	3Q19 vs 3Q18	Petroleum product sales by region (kb/d)	9M19	9M18	9M19 vs 9M18
1,999	2,018	2,030	-2%	Europe	2,013	1,958	+3%
677	751	760	-11%	Africa	695	722	-4%
920	846	979	-6%	Americas	868	847	+2%
541	536	569	-5%	Rest of world	564	631	-11%

4,136	4,152	4,338	-5%	Total consolidated sales	4,141	4,158	—
544	535	581	-6%	• includes bulk sales	545	569	-4%
1,745	1,757	1,939	-10%	• includes trading	1,748	1,783	-2%

ADJUSTMENT ITEMS

•	Adjustment items to net income (Group share)

3Q19	2Q19	3Q18	in millions of dollars	9M19	9M18
(156)	(56)	(152)	Special items affecting net income (Group share)	(226)	(705)

—	—	89	• Gain (loss) on asset sales	—	(14)
(20)	(31)	(39)	• Restructuring charges	(53)	(106)
(160)	(57)	(88)	• Impairments	(217)	(336)
24	32	(114)	• Other	44	(249)

(71)	(28)	160	After-tax inventory effect: FIFO vs. replacement cost	289	632

10	(47)	(9)	Effect of changes in fair value	(59)	(8)

(217)	(131)	(1)	Total adjustments affecting net income	4	(81)

INVESTMENTS — DIVESTMENTS

3Q19	2Q19	3Q18	3Q19 vs 3Q18	in millions of dollars	9M19	9M18	9M19 vs 9M18
3,296	3,028	2,568	+28%	Organic investments (a)	9,107	7,967	+14%

152	185	156	-3%	• capitalized exploration	569	405	+41%
242	370	147	+65	• increase in non-current loans	742	458	+62%
(61)	(254)	(688)	n/a	• repayment of non-current loans, excluding organic loan repayment from equity affiliates*	(449)	(1,685)	n/a
(109)	—	—	n/a	• change in debt from renewable projects (Group share)	(109)	—	n/a

4,429	614	3,228	+37%	Acquisitions (b)	5,713	7,343	-22%

1,007	212	209	x4.8	Asset sales (c)	1,582	3,071	-48%
105	—	—	n/a	• change in debt from renewable projects (partner share)	105	—	n/a

—	—	(621)	n/a	Other transactions with non-controlling interests (d)	—	(621)	n/a

6,718	3,430	6,208	+8%	Net investments (a+b-c-d)	13,238	12,860	+3%
(101)	(99)	—	n/a	Organic loan repayment from equity affiliates* (e)	(200)	—	n/a
214	—	—	n/a	Change in debt from renewable projects** (f)	214	—	n/a
6,831	3,331	5,587	+22%	Cash flow used in investing activities (a+b-c+e)	13,252	12,239	+8%

*	Effective second quarter 2019, organic loan repayments from equity affiliates are defined as loan repayments from equity affiliates coming from their cash flow from operations.
**	Change in debt from renewable projects (Group share and partner share).

CASH FLOW

3Q19	2Q19	3Q18	3Q19 vs 3Q18	in millions of dollars	9M19	9M18	9M19 vs 9M18
7,385	7,208	7,507	-2%	Operating cash flow before working capital changes w/o financial charges (DACF)	21,129	19,972	+6%
(532)	(501)	(419)	n/a	• Financial charges	(1,536)	(1,115)	n/a
6,853	6,707	7,088	-3%	Operating cash flow before working capital changes (a)	19,593	18,857	+4%
1,523	(317)	(1,578)	n/a	• (Increase) decrease in working capital	(1,764)	(5,656)	n/a
(69)	(40)	226	n/a	• Inventory effect	457	862	-47%
(101)	(99)	—	n/a	• Organic repayment of loans from equity affiliates	(200)	—	n/a

8,206	6,251	5,736	+43%	Cash flow from operations	18,086	14,063	+29%

3,296	3,028	2,568	+28%	Organic investments (b)	9,107	7,967	+14%

3,557	3,679	4,520	-21%	Free cash flow after organic investments, w/o net asset sales (a-b)	10,486	10,890	-4%

6,718	3,430	6,208	+8%	Net investments (c)	13,238	12,860	+3%

135	3,277	880	-85%	Net cash flow (a-c)	6,355	5,997	+6%

GEARING RATIOS*

in millions of dollars	09/30/2019	06/30/2019	09/30/2018
Current borrowings	14,631	16,221	15,180
Net current financial assets	(3,012)	(3,110)	(2,884)
Net financial assets classified as held for sale	—	—	(14)
Non-current financial debt	47,923	45,394	41,088
Hedging instruments of non-current debt	(767)	(771)	(1,129)
Cash and cash equivalents	(27,454)	(26,723)	(25,252)

Net debt (a)	31,321	31,011	26,989

Shareholders’ equity – Group share	114,994	116,862	118,193
Non-controlling interests	2,319	2,362	2,430

Shareholders’ equity (b)	117,313	119,224	120,623

Net-debt-to-capital ratio = a/(a+b)	21.1%	20.6%	18.3%

Net-debt-to-capital ratio excluding leases	17.2%	16.7%	17.3%

*	The net-debt-to-capital ratio on September 30, 2019 and June 30, 2019 include the impact of the new IFRS 16 rule, effective January 1, 2019.

RETURN ON AVERAGE CAPITAL EMPLOYED

•	Twelve months ended September 30, 2019

in millions of dollars	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services
Adjusted net operating income	7,454	2,271	3,323	1,512
Capital employed at 09/30/2018*	92,104	36,587	12,884	6,841
Capital employed at 09/30/2019*	88,560	41,516	11,658	7,570

ROACE	8.3%	5.8%	27.1%	21.0%

•	Twelve months ended June 30, 2019

in millions of dollars	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services
Adjusted net operating income	8,159	2,394	3,309	1,573
Capital employed at 06/30/2018*	92,296	30,861	12,939	7,040
Capital employed at 06/30/2019*	90,633	37,290	12,300	8,535

ROACE	8.9%	7.0%	26.2%	20.2%

*	At replacement cost (excluding after-tax inventory effect).

MAIN INDICATORS

	$/€	Brent ($/b)	Average liquids price* ($/b)	Average gas price* ($/Mbtu)	Variable cost margin, European refining** ($/t)
Third quarter 2019	1.11	62.0	58.0	3.48	47.4
Second quarter 2019	1.12	68.9	63.7	3.82	27.6
First quarter 2019	1.14	63.1	58.7	4.51	33.0
Fourth quarter 2018	1.14	68.8	59.2	5.01	40.8
Third quarter 2018	1.16	75.2	68.8	5.06	47.2

*	Sales in $ / sales in volume for consolidated subsidiaries (excluding stock value variation).
**

This indicator represents the average margin on variable costs realized by TOTAL’s European refining business (equal to the difference between the sales of refined products realized by TOTAL’s European refining and the crude purchases as well as associated variable costs, divided by refinery throughput in tons).

Disclaimer: data is based on TOTAL’s reporting and is not audited. To the extent permitted by law, TOTAL S.A. disclaims all liability from the use of the restated main indicators.

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(unaudited)

	3rd quarter	2nd quarter	3rd quarter
(M$)(a)	2019	2019	2018
Sales	48,589	51,242	54,717
Excise taxes	(6,051)	(6,040)	(6,317)
Revenues from sales	42,538	45,202	48,400
Purchases, net of inventory variation	(27,898)	(30,390)	(32,351)
Other operating expenses	(6,362)	(7,078)	(6,873)
Exploration costs	(96)	(170)	(234)
Depreciation, depletion and impairment of tangible assets and mineral interests	(4,173)	(3,661)	(3,279)
Other income	167	321	581
Other expense	(559)	(189)	(355)
Financial interest on debt	(598)	(568)	(536)
Financial income and expense from cash & cash equivalents	—	(42)	(63)
Cost of net debt	(598)	(610)	(599)
Other financial income	163	326	290
Other financial expense	(178)	(188)	(171)
Net income (loss) from equity affiliates	1,381	812	918
Income taxes	(1,540)	(1,571)	(2,240)

Consolidated net income	2,845	2,804	4,087

Group share	2,800	2,756	3,957
Non-controlling interests	45	48	130

Earnings per share ($)	1.05	1.01	1.48

Fully-diluted earnings per share ($)	1.04	1.00	1.47

(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(unaudited)

	3rd quarter	2nd quarter	3rd quarter
(M$)	2019	2019	2018
Consolidated net income	2,845	2,804	4,087

Other comprehensive income
Actuarial gains and losses	5	(223)	33
Change in fair value of investments in equity instruments	19	74	(2)
Tax effect	(1)	59	(13)
Currency translation adjustment generated by the parent company	(3,520)	1,057	(511)

Items not potentially reclassifiable to profit and loss	(3,497)	967	(493)

Currency translation adjustment	1,207	(619)	93
Cash flow hedge	(202)	(246)	55
Variation of foreign currency basis spread	(4)	43	(39)
Share of other comprehensive income of equity affiliates, net amount	73	(135)	(142)
Other	(6)	1	(2)
Tax effect	69	69	(9)

Items potentially reclassifiable to profit and loss	1,137	(887)	(44)

Total other comprehensive income (net amount)	(2,360)	80	(537)

Comprehensive income	485	2,884	3,550

Group share	462	2,797	3,436
Non-controlling interests	23	87	114

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(unaudited)

	9 months	9 months
(M$)(a)	2019	2018
Sales	151,036	156,868
Excise taxes	(18,172)	(19,074)
Revenues from sales	132,864	137,794
Purchases, net of inventory variation	(88,009)	(92,396)
Other operating expenses	(20,165)	(20,571)
Exploration costs	(554)	(596)
Depreciation, depletion and impairment of tangible assets and mineral interests	(11,300)	(9,630)
Other income	735	1,356
Other expense	(957)	(958)
Financial interest on debt	(1,727)	(1,404)
Financial income and expense from cash & cash equivalents	(70)	(158)
Cost of net debt	(1,797)	(1,562)
Other financial income	649	851
Other financial expense	(561)	(500)
Net income (loss) from equity affiliates	2,904	2,505
Income taxes	(5,020)	(5,923)

Consolidated net income	8,789	10,370

Group share	8,667	10,314
Non-controlling interests	122	56

Earnings per share ($)	3.22	3.87

Fully-diluted earnings per share ($)	3.20	3.85

(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(unaudited)

	9 months	9 months
(M$)	2019	2018
Consolidated net income	8,789	10,370

Other comprehensive income
Actuarial gains and losses	(54)	100
Change in fair value of investments in equity instruments	126	3
Tax effect	13	(31)
Currency translation adjustment generated by the parent company	(3,994)	(3,141)

Items not potentially reclassifiable to profit and loss	(3,909)	(3,069)

Currency translation adjustment	1,394	1,061
Cash flow hedge	(575)	310
Variation of foreign currency basis spread	50	(66)
Share of other comprehensive income of equity affiliates, net amount	326	(274)
Other	(4)	(4)
Tax effect	176	(84)

Items potentially reclassifiable to profit and loss	1,367	943

Total other comprehensive income (net amount)	(2,542)	(2,126)

Comprehensive income	6,247	8,244

Group share	6,099	8,242
Non-controlling interests	148	2

CONSOLIDATED BALANCE SHEET

TOTAL

	September 30, 2019	June 30, 2019	December 31, 2018	September 30, 2018
(M$)	(unaudited)	(unaudited)		(unaudited)
ASSETS

Non-current assets
Intangible assets, net	31,539	29,229	28,922	27,356
Property, plant and equipment, net	116,900	118,063	113,324	115,136
Equity affiliates: investments and loans	27,172	26,473	23,444	23,402
Other investments	1,738	1,660	1,421	1,602
Non-current financial assets	767	771	680	1,129
Deferred income taxes	5,689	6,022	6,663	5,186
Other non-current assets	2,264	2,306	2,509	3,167

Total non-current assets	186,069	184,524	176,963	176,978

Current assets
Inventories, net	16,226	16,410	14,880	19,689
Accounts receivable, net	18,568	20,349	17,270	20,010
Other current assets	14,925	15,958	14,724	18,613
Current financial assets	3,781	3,536	3,654	3,553
Cash and cash equivalents	27,454	26,723	27,907	25,252
Assets classified as held for sale	418	—	1,364	207

Total current assets	81,372	82,976	79,799	87,324

Total assets	267,441	267,500	256,762	264,302

LIABILITIES & SHAREHOLDERS’ EQUITY

Shareholders’ equity
Common shares	8,300	8,301	8,227	8,304
Paid-in surplus and retained earnings	123,805	123,351	120,569	123,167
Currency translation adjustment	(13,297)	(11,177)	(11,313)	(10,321)
Treasury shares	(3,814)	(3,613)	(1,843)	(2,957)

Total shareholders’ equity - Group share	114,994	116,862	115,640	118,193

Non-controlling interests	2,319	2,362	2,474	2,430

Total shareholders’ equity	117,313	119,224	118,114	120,623

Non-current liabilities
Deferred income taxes	11,333	11,486	11,490	12,138
Employee benefits	3,273	3,375	3,363	3,308
Provisions and other non-current liabilities	20,903	21,629	21,432	18,740
Non-current financial debt	47,923	45,394	40,129	41,088

Total non-current liabilities	83,432	81,884	76,414	75,274

Current liabilities
Accounts payable	26,237	27,059	26,134	28,100
Other creditors and accrued liabilities	24,728	22,686	22,246	24,429
Current borrowings	14,631	16,221	13,306	15,180
Other current financial liabilities	769	426	478	669
Liabilities directly associated with the assets classified as held for sale	331	—	70	27

Total current liabilities	66,696	66,392	62,234	68,405

Total liabilities & shareholders’ equity	267,441	267,500	256,762	264,302

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(unaudited)

(M$)	3rd quarter 2019	2nd quarter 2019	3rd quarter 2018
CASH FLOW FROM OPERATING ACTIVITIES
Consolidated net income	2,845	2,804	4,087
Depreciation, depletion, amortization and impairment	4,242	3,819	3,477
Non-current liabilities, valuation allowances and deferred taxes	235	239	320
(Gains) losses on disposals of assets	(74)	(191)	(267)
Undistributed affiliates’ equity earnings	(876)	(168)	(416)
(Increase) decrease in working capital	1,523	(317)	(1,578)
Other changes, net	311	65	113

Cash flow from operating activities	8,206	6,251	5,736

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(2,210)	(2,881)	(3,352)
Acquisitions of subsidiaries, net of cash acquired	(4,385)	(208)	(2,714)
Investments in equity affiliates and other securities	(258)	(437)	(271)
Increase in non-current loans	(242)	(370)	(147)

Total expenditures	(7,095)	(3,896)	(6,484)
Proceeds from disposals of intangible assets and property, plant and equipment	63	155	113
Proceeds from disposals of subsidiaries, net of cash sold	(1)	(1)	(11)
Proceeds from disposals of non-current investments	40	58	107
Repayment of non-current loans	162	353	688

Total divestments	264	565	897

Cash flow used in investing activities	(6,831)	(3,331)	(5,587)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
• Parent company shareholders	1	449	16
• Treasury shares	(420)	(1,279)	(844)
Dividends paid:
• Parent company shareholders	—	(2,935)	—
• Non-controlling interests	(21)	(93)	(9)
Net issuance (repayment) of perpetual subordinated notes	—	—	—
Payments on perpetual subordinated notes	—	(175)	—
Other transactions with non-controlling interests	—	—	(621)
Net issuance (repayment) of non-current debt	4,466	2,331	2,146
Increase (decrease) in current borrowings	(3,209)	37	(1,965)
Increase (decrease) in current financial assets and liabilities	(310)	(164)	69
Cash flow from (used in) financing activities	507	(1,829)	(1,208)

Net increase (decrease) in cash and cash equivalents	1,882	1,091	(1,059)

Effect of exchange rates	(1,151)	200	(164)
Cash and cash equivalents at the beginning of the period	26,723	25,432	26,475

Cash and cash equivalents at the end of the period	27,454	26,723	25,252

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(unaudited)

(M$)	9 months 2019	9 months 2018
CASH FLOW FROM OPERATING ACTIVITIES
Consolidated net income	8,789	10,370
Depreciation, depletion, amortization and impairment	11,777	10,031
Non-current liabilities, valuation allowances and deferred taxes	614	469
(Gains) losses on disposals of assets	(438)	(540)
Undistributed affiliates’ equity earnings	(1,350)	(973)
(Increase) decrease in working capital	(1,764)	(5,656)
Other changes, net	458	362

Cash flow from operating activities	18,086	14,063

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(7,795)	(12,530)
Acquisitions of subsidiaries, net of cash acquired	(4,593)	(3,428)
Investments in equity affiliates and other securities	(1,448)	(579)
Increase in non-current loans	(742)	(458)

Total expenditures	(14,578)	(16,995)
Proceeds from disposals of intangible assets and property, plant and equipment	226	2,395
Proceeds from disposals of subsidiaries, net of cash sold	145	(15)
Proceeds from disposals of non-current investments	306	691
Repayment of non-current loans	649	1,685

Total divestments	1,326	4,756

Cash flow used in investing activities	(13,252)	(12,239)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
• Parent company shareholders	451	498
• Treasury shares	(2,190)	(2,584)
Dividends paid:
• Parent company shareholders	(4,765)	(4,208)
• Non-controlling interests	(114)	(93)
Net issuance (repayment) of perpetual subordinated notes	—	—
Payments on perpetual subordinated notes	(315)	(266)
Other transactions with non-controlling interests	(150)	(621)
Net issuance (repayment) of non-current debt	8,047	(282)
Increase (decrease) in current borrowings	(4,698)	(996)
Increase (decrease) in current financial assets and liabilities	(368)	(555)
Cash flow from (used in) financing activities	(4,102)	(9,107)

Net increase (decrease) in cash and cash equivalents	732	(7,283)

Effect of exchange rates	(1,185)	(650)
Cash and cash equivalents at the beginning of the period	27,907	33,185

Cash and cash equivalents at the end of the period	27,454	25,252

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

TOTAL

(unaudited)

	Common shares issued		Paid-in surplus and retained earnings	Currency translation adjustment	Treasury shares		Shareholders’ equity - Group Share	Non-controlling interests	Total shareholders’ equity
(M$)	Number	Amount			Number	Amount
As of January 1, 2018	2,528,989,616	7,882	112,040	(7,908)	(8,376,756)	(458)	111,556	2,481	114,037

Net income of the first nine months 2018	—	—	10,314	—	—	—	10,314	56	10,370
Other comprehensive income	—	—	341	(2,413)	—	—	(2,072)	(54)	(2,126)
Comprehensive Income	—	—	10,655	(2,413)	—	—	8,242	2	8,244
Dividend	—	—	(6,078)	—	—	—	(6,078)	(93)	(6,171)
Issuance of common shares	137,393,893	422	7,265	—	—	—	7,687	—	7,687
Purchase of treasury shares	—	—	—	—	(45,047,172)	(2,740)	(2,740)	—	(2,740)
Sale of treasury shares(a)	—	—	(241)	—	4,079,257	241	—	—	—
Share-based payments	—	—	246	—	—	—	246	—	246
Share cancellation	—	—	—	—	—	—	—	—	—
Net issuance (repayment) of perpetual subordinated notes	—	—	—	—	—	—	—	—	—
Payments on perpetual subordinated notes	—	—	(239)	—	—	—	(239)	—	(239)
Other operations with non-controlling interests	—	—	(455)	—	—	—	(455)	(57)	(512)
Other items	—	—	(26)	—	—	—	(26)	97	71

As of September 30, 2018	2,666,383,509	8,304	123,167	(10,321)	(49,344,671)	(2,957)	118,193	2,430	120,623

Net income of the fourth quarter 2018	—	—	1,132	—	—	—	1,132	48	1,180
Other comprehensive income	—	—	(361)	(992)	—	—	(1,353)	(15)	(1,368)
Comprehensive Income	—	—	771	(992)	—	—	(221)	33	(188)
Dividend	—	—	(1,803)	—	—	—	(1,803)	(4)	(1,807)
Issuance of common shares	18,809,197	54	1,101	—	—	—	1,155	—	1,155
Purchase of treasury shares	—	—	—	—	(27,719,309)	(1,588)	(1,588)	—	(1,588)
Sale of treasury shares(a)	—	—	1	—	—	(1)	—	—	—
Share-based payments	—	—	48	—	—	—	48	—	48
Share cancellation	(44,590,699)	(131)	(2,572)	—	44,590,699	2,703	—	—	—
Net issuance (repayment) of perpetual subordinated notes	—	—	—	—	—	—	—	—	—
Payments on perpetual subordinated notes	—	—	(76)	—	—	—	(76)	—	(76)
Other operations with non-controlling interests	—	—	(62)	—	—	—	(62)	(42)	(104)
Other items	—	—	(6)	—	—	—	(6)	57	51

As of December 31, 2018	2,640,602,007	8,227	120,569	(11,313)	(32,473,281)	(1,843)	115,640	2,474	118,114

Net income of the first nine months 2019	—	—	8,667	—	—	—	8,667	122	8,789
Other comprehensive income	—	—	(584)	(1,984)	—	—	(2,568)	26	(2,542)
Comprehensive income	—	—	8,083	(1,984)	—	—	6,099	148	6,247
Dividend	—	—	(5,781)	—	—	—	(5,781)	(114)	(5,895)
Issuance of common shares	26,388,503	73	1,269	—	—	—	1,342	—	1,342
Purchase of treasury shares	—	—	—	—	(40,871,207)	(2,189)	(2,189)	—	(2,189)
Sale of treasury shares(a)	—	—	(218)	—	4,278,158	218	—	—	—
Share-based payments	—	—	157	—	—	—	157	—	157
Share cancellation	—	—	—	—	—	—	—	—	—
Net issuance (repayment) of perpetual subordinated notes	—	—	(4)	—	—	—	(4)	—	(4)
Payments on perpetual subordinated notes	—	—	(280)	—	—	—	(280)	—	(280)
Other operations with non-controlling interests	—	—	—	—	—	—	—	(150)	(150)
Other items	—	—	10	—	—	—	10	(39)	(29)

As of September 30, 2019	2,666,990,510	8,300	123,805	(13,297)	(69,066,330)	(3,814)	114,994	2,319	117,313

(a)Treasury shares related to the restricted stock grants.

INFORMATIONS BY BUSINESS SEGMENT

TOTAL

(unaudited)

3rd quarter 2019 (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	1,631	3,667	21,338	21,951	2	—	48,589
Intersegment sales	7,761	573	8,341	155	15	(16,845)	—
Excise taxes	—	—	(713)	(5,338)	—	—	(6,051)

Revenues from sales	9,392	4,240	28,966	16,768	17	(16,845)	42,538
Operating expenses	(3,999)	(3,558)	(27,518)	(15,963)	(163)	16,845	(34,356)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,136)	(361)	(413)	(247)	(16)	—	(4,173)

Operating income	2,257	321	1,035	558	(162)	—	4,009
Net income (loss) from equity affiliates and other items	77	898	5	(15)	9	—	974
Tax on net operating income	(1,094)	(222)	(221)	(164)	70	—	(1,631)

Net operating income	1,240	997	819	379	(83)	—	3,352
Net cost of net debt							(507)
Non-controlling interests							(45)

Net income - group share							2,800

3rd quarter 2019 (adjustments)(a) (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	—	12	—	—	—	—	12
Intersegment sales	—	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—	—

Revenues from sales	—	12	—	—	—	—	12
Operating expenses	(100)	(41)	(96)	22	—	—	(215)
Depreciation, depletion and impairment of tangible assets and mineral interests	(153)	(9)	(22)	(2)	—	—	(186)

Operating income (b)	(253)	(38)	(118)	20	—	—	(389)
Net income (loss) from equity affiliates and other items	(90)	599	(23)	(53)	—	—	433
Tax on net operating income	(151)	(138)	8	(1)	—	—	(282)

Net operating income (b)	(494)	423	(133)	(34)	—	—	(238)
Net cost of net debt							(4)
Non-controlling interests							25

Net income - group share							(217)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value. (b) Of which inventory valuation effect
• On operating income	—	—	(94)	25	—
• On net operating income	—	—	(90)	19	—

3rd quarter 2019 (adjusted) (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	1,631	3,655	21,338	21,951	2	—	48,577
Intersegment sales	7,761	573	8,341	155	15	(16,845)	—
Excise taxes	—	—	(713)	(5,338)	—	—	(6,051)

Revenues from sales	9,392	4,228	28,966	16,768	17	(16,845)	42,526
Operating expenses	(3,899)	(3,517)	(27,422)	(15,985)	(163)	16,845	(34,141)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,983)	(352)	(391)	(245)	(16)	—	(3,987)

Adjusted operating income	2,510	359	1,153	538	(162)	—	4,398
Net income (loss) from equity affiliates and other items	167	299	28	38	9	—	541
Tax on net operating income	(943)	(84)	(229)	(163)	70	—	(1,349)

Adjusted net operating income	1,734	574	952	413	(83)	—	3,590
Net cost of net debt							(503)
Non-controlling interests							(70)

Adjusted net income - group share							3,017

3rd quarter 2019 (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	2,077	4,331	386	276	25		7,095
Total divestments	23	192	14	30	5		264
Cash flow from operating activities	5,007	401	1,575	1,483	(260)		8,206

INFORMATIONS BY BUSINESS SEGMENT

TOTAL

(unaudited)

2nd quarter 2019 (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	2,273	3,789	22,509	22,671	—	—	51,242
Intersegment sales	7,586	632	8,293	139	36	(16,686)	—
Excise taxes	—	—	(761)	(5,279)	—	—	(6,040)

Revenues from sales	9,859	4,421	30,041	17,531	36	(16,686)	45,202
Operating expenses	(4,205)	(3,878)	(29,168)	(16,844)	(229)	16,686	(37,638)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,687)	(328)	(389)	(237)	(20)	—	(3,661)

Operating income	2,967	215	484	450	(213)	—	3,903
Net income (loss) from equity affiliates and other items	173	661	111	111	26	—	1,082
Tax on net operating income	(1,161)	(450)	46	(170)	64	—	(1,671)

Net operating income	1,979	426	641	391	(123)	—	3,314
Net cost of net debt							(510)
Non-controlling interests							(48)

Net income - group share							2,756

2nd quarter 2019 (adjustments)(a) (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	—	(59)	—	—	—	—	(59)
Intersegment sales	—	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—	—

Revenues from sales	—	(59)	—	—	—	—	(59)
Operating expenses	—	(54)	(43)	(34)	—	—	(131)
Depreciation, depletion and impairment of tangible assets and mineral interests	(43)	(11)	(10)	—	—	—	(64)

Operating income (b)	(43)	(124)	(53)	(34)	—	—	(254)
Net income (loss) from equity affiliates and other items	—	407	(49)	(7)	—	—	351
Tax on net operating income	—	(286)	28	9	—	—	(249)

Net operating income (b)	(43)	(3)	(74)	(32)	—	—	(152)
Net cost of net debt							(4)
Non-controlling interests							25

Net income - group share							(131)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value. (b) Of which inventory valuation effect
• On operating income	—	—	(6)	(34)	—
• On net operating income	—	—	(1)	(25)	—

2nd quarter 2019 (adjusted) (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	2,273	3,848	22,509	22,671	—	—	51,301
Intersegment sales	7,586	632	8,293	139	36	(16,686)	—
Excise taxes	—	—	(761)	(5,279)	—	—	(6,040)

Revenues from sales	9,859	4,480	30,041	17,531	36	(16,686)	45,261
Operating expenses	(4,205)	(3,824)	(29,125)	(16,810)	(229)	16,686	(37,507)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,644)	(317)	(379)	(237)	(20)	—	(3,597)

Adjusted operating income	3,010	339	537	484	(213)	—	4,157
Net income (loss) from equity affiliates and other items	173	254	160	118	26	—	731
Tax on net operating income	(1,161)	(164)	18	(179)	64	—	(1,422)

Adjusted net operating income	2,022	429	715	423	(123)	—	3,466
Net cost of net debt							(506)
Non-controlling interests							(73)

Adjusted net income - group share							2,887

2nd quarter 2019 (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	2,257	857	363	383	36		3,896
Total divestments	60	349	70	85	1		565
Cash flow from operating activities	3,768	641	1,658	611	(427)		6,251

INFORMATIONS BY BUSINESS SEGMENT

TOTAL

(unaudited)

3rd quarter 2018 (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	2,433	5,568	23,572	23,144	—	—	54,717
Intersegment sales	8,255	575	9,280	242	12	(18,364)	—
Excise taxes	—	—	(823)	(5,494)	—	—	(6,317)

Revenues from sales	10,688	6,143	32,029	17,892	12	(18,364)	48,400
Operating expenses	(4,271)	(5,660)	(30,593)	(17,147)	(151)	18,364	(39,458)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,585)	(213)	(294)	(176)	(11)	—	(3,279)

Operating income	3,832	270	1,142	569	(150)	—	5,663
Net income (loss) from equity affiliates and other items	449	445	221	109	39	—	1,263
Tax on net operating income	(1,853)	(155)	(292)	(166)	146	—	(2,320)

Net operating income	2,428	560	1,071	512	35	—	4,606
Net cost of net debt							(519)
Non-controlling interests							(130)

Net income - group share							3,957

3rd quarter 2018 (adjustments)(a) (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	—	—	—	—	—	—	—
Intersegment sales	—	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—	—

Revenues from sales	—	—	—	—	—	—	—
Operating expenses	(50)	(64)	176	47	—	—	109
Depreciation, depletion and impairment of tangible assets and mineral interests	(65)	(39)	—	—	—	—	(104)

Operating income (b)	(115)	(103)	176	47	—	—	5
Net income (loss) from equity affiliates and other items	39	(25)	9	—	—	—	23
Tax on net operating income	65	(9)	(52)	(9)	—	—	(5)

Net operating income (b)	(11)	(137)	133	38	—	—	23
Net cost of net debt							(44)
Non-controlling interests							20

Net income - group share							(1)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value. (b) Of which inventory valuation effect
• On operating income	—	—	179	47	—
• On net operating income	—	—	135	38	—

3rd quarter 2018 (adjusted) (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	2,433	5,568	23,572	23,144	—	—	54,717
Intersegment sales	8,255	575	9,280	242	12	(18,364)	—
Excise taxes	—	—	(823)	(5,494)	—	—	(6,317)

Revenues from sales	10,688	6,143	32,029	17,892	12	(18,364)	48,400
Operating expenses	(4,221)	(5,596)	(30,769)	(17,194)	(151)	18,364	(39,567)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,520)	(174)	(294)	(176)	(11)	—	(3,175)

Adjusted operating income	3,947	373	966	522	(150)	—	5,658
Net income (loss) from equity affiliates and other items	410	470	212	109	39	—	1,240
Tax on net operating income	(1,918)	(146)	(240)	(157)	146	—	(2,315)

Adjusted net operating income	2,439	697	938	474	35	—	4,583
Net cost of net debt							(475)
Non-controlling interests							(150)

Adjusted net income - group share							3,958

3rd quarter 2018 (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	2,472	3,325	377	293	17		6,484
Total divestments	494	198	88	117	—		897
Cash flow from operating activities	4,431	(164)	1,338	752	(621)		5,736

INFORMATIONS BY BUSINESS SEGMENT

TOTAL

(unaudited)

9 months 2019 (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	5,698	13,875	65,558	65,901	4	—	151,036
Intersegment sales	23,063	1,832	24,651	456	78	(50,080)	—
Excise taxes	—	—	(2,250)	(15,922)	—	—	(18,172)

Revenues from sales	28,761	15,707	87,959	50,435	82	(50,080)	132,864
Operating expenses	(12,233)	(13,845)	(84,020)	(48,141)	(569)	50,080	(108,728)
Depreciation, depletion and impairment of tangible assets and mineral interests	(8,352)	(1,004)	(1,176)	(717)	(51)	—	(11,300)

Operating income	8,176	858	2,763	1,577	(538)	—	12,836
Net income (loss) from equity affiliates and other items	444	1,939	265	86	36	—	2,770
Tax on net operating income	(3,679)	(845)	(467)	(498)	194	—	(5,295)

Net operating income	4,941	1,952	2,561	1,165	(308)	—	10,311
Net cost of net debt							(1,522)
Non-controlling interests							(122)

Net income - group share							8,667

9 months 2019 (adjustments)(a) (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	—	(74)	—	—	—	—	(74)
Intersegment sales	—	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—	—

Revenues from sales	—	(74)	—	—	—	—	(74)
Operating expenses	(100)	(153)	353	62	—	—	162
Depreciation, depletion and impairment of tangible assets and mineral interests	(196)	(20)	(32)	(2)	—	—	(250)

Operating income (b)	(296)	(247)	321	60	—	—	(162)
Net income (loss) from equity affiliates and other items	(90)	1,012	(70)	(60)	—	—	792
Tax on net operating income	(151)	(408)	(113)	(14)	—	—	(686)

Net operating income (b)	(537)	357	138	(14)	—	—	(56)
Net cost of net debt							(12)
Non-controlling interests							72

Net income - group share							4

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value. (b) Of which inventory valuation effect
• On operating income	—	—	392	65	—
• On net operating income	—	—	254	46	—

9 months 2019 (adjusted) (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	5,698	13,949	65,558	65,901	4	—	151,110
Intersegment sales	23,063	1,832	24,651	456	78	(50,080)	—
Excise taxes	—	—	(2,250)	(15,922)	—	—	(18,172)

Revenues from sales	28,761	15,781	87,959	50,435	82	(50,080)	132,938
Operating expenses	(12,133)	(13,692)	(84,373)	(48,203)	(569)	50,080	(108,890)
Depreciation, depletion and impairment of tangible assets and mineral interests	(8,156)	(984)	(1,144)	(715)	(51)	—	(11,050)

Adjusted operating income	8,472	1,105	2,442	1,517	(538)	—	12,998
Net income (loss) from equity affiliates and other items	534	927	335	146	36	—	1,978
Tax on net operating income	(3,528)	(437)	(354)	(484)	194	—	(4,609)

Adjusted net operating income	5,478	1,595	2,423	1,179	(308)	—	10,367
Net cost of net debt							(1,510)
Non-controlling interests							(194)

Adjusted net income - group share							8,663

9 months 2019 (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	6,359	6,306	1,034	803	76		14,578
Total divestments	112	766	253	187	8		1,326
Cash flow from operating activities	12,711	1,934	2,695	2,326	(1,580)		18,086

INFORMATIONS BY BUSINESS SEGMENT

TOTAL

(unaudited)

9 months 2018 (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	7,770	13,455	68,660	66,980	3	—	156,868
Intersegment sales	22,678	1,536	26,676	733	46	(51,669)	—
Excise taxes	—	—	(2,537)	(16,537)	—	—	(19,074)

Revenues from sales	30,448	14,991	92,799	51,176	49	(51,669)	137,794
Operating expenses	(12,992)	(13,783)	(88,841)	(49,066)	(550)	51,669	(113,563)
Depreciation, depletion and impairment of tangible assets and mineral interests	(7,146)	(1,020)	(911)	(522)	(31)	—	(9,630)

Operating income	10,310	188	3,047	1,588	(532)	—	14,601
Net income (loss) from equity affiliates and other items	1,026	1,240	638	302	48	—	3,254
Tax on net operating income	(4,972)	(392)	(675)	(463)	327	—	(6,175)

Net operating income	6,364	1,036	3,010	1,427	(157)	—	11,680
Net cost of net debt							(1,310)
Non-controlling interests							(56)

Net income - group share							10,314

9 months 2018 (adjustments)(a) (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	—	13	—	—	—	—	13
Intersegment sales	—	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—	—

Revenues from sales	—	13	—	—	—	—	13
Operating expenses	(200)	(165)	707	152	(9)	—	485
Depreciation, depletion and impairment of tangible assets and mineral interests	(65)	(485)	—	—	—	—	(550)

Operating income (b)	(265)	(637)	707	152	(9)	—	(52)
Net income (loss) from equity affiliates and other items	(128)	(40)	34	—	—	—	(134)
Tax on net operating income	186	(30)	(210)	(44)	—	—	(98)

Net operating income (b)	(207)	(707)	531	108	(9)	—	(284)
Net cost of net debt							(63)
Non-controlling interests							266

Net income - group share							(81)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value. (b) Of which inventory valuation effect
• On operating income	—	—	710	152	—
• On net operating income	—	—	550	108	—

9 months 2018 (adjusted) (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	7,770	13,442	68,660	66,980	3	—	156,855
Intersegment sales	22,678	1,536	26,676	733	46	(51,669)	—
Excise taxes	—	—	(2,537)	(16,537)	—	—	(19,074)

Revenues from sales	30,448	14,978	92,799	51,176	49	(51,669)	137,781
Operating expenses	(12,792)	(13,618)	(89,548)	(49,218)	(541)	51,669	(114,048)
Depreciation, depletion and impairment of tangible assets and mineral interests	(7,081)	(535)	(911)	(522)	(31)	—	(9,080)

Adjusted operating income	10,575	825	2,340	1,436	(523)	—	14,653
Net income (loss) from equity affiliates and other items	1,154	1,280	604	302	48	—	3,388
Tax on net operating income	(5,158)	(362)	(465)	(419)	327	—	(6,077)

Adjusted net operating income	6,571	1,743	2,479	1,319	(148)	—	11,964
Net cost of net debt							(1,247)
Non-controlling interests							(322)

Adjusted net income - group share							10,395

9 months 2018 (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	10,629	4,347	1,113	831	75		16,995
Total divestments	3,136	790	437	390	3		4,756
Cash flow from operating activities	12,227	162	1,228	1,533	(1,087)		14,063

Reconciliation of the information by business segment with Consolidated Financial Statements

TOTAL

(unaudited)

			Consolidated
3rd quarter 2019			statement
(M$)	Adjusted	Adjustments(a)	of income
Sales	48,577	12	48,589
Excise taxes	(6,051)	—	(6,051)
Revenues from sales	42,526	12	42,538
Purchases net of inventory variation	(27,805)	(93)	(27,898)
Other operating expenses	(6,240)	(122)	(6,362)
Exploration costs	(96)	—	(96)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,987)	(186)	(4,173)
Other income	167	—	167
Other expense	(132)	(427)	(559)
Financial interest on debt	(594)	(4)	(598)
Financial income and expense from cash & cash equivalents	—	—	—
Cost of net debt	(594)	(4)	(598)
Other financial income	163	—	163
Other financial expense	(178)	—	(178)
Net income (loss) from equity affiliates	521	860	1,381
Income taxes	(1,258)	(282)	(1,540)

Consolidated net income	3,087	(242)	2,845
Group share	3,017	(217)	2,800
Non-controlling interests	70	(25)	45

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

			Consolidated
3rd quarter 2018			statement
(M$)	Adjusted	Adjustments(a)	of income
Sales	54,717	—	54,717
Excise taxes	(6,317)	—	(6,317)
Revenues from sales	48,400	—	48,400
Purchases net of inventory variation	(32,567)	216	(32,351)
Other operating expenses	(6,766)	(107)	(6,873)
Exploration costs	(234)	—	(234)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,175)	(104)	(3,279)
Other income	465	116	581
Other expense	(209)	(146)	(355)
Financial interest on debt	(492)	(44)	(536)
Financial income and expense from cash & cash equivalents	(63)	—	(63)
Cost of net debt	(555)	(44)	(599)
Other financial income	290	—	290
Other financial expense	(171)	—	(171)
Net income (loss) from equity affiliates	865	53	918
Income taxes	(2,235)	(5)	(2,240)

Consolidated net income	4,108	(21)	4,087
Group share	3,958	(1)	3,957
Non-controlling interests	150	(20)	130

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

Reconciliation of the information by business segment with Consolidated Financial Statements

TOTAL

(unaudited)

9 months 2019 (M$)	Adjusted	Adjustments(a)	Consolidated statement of income
Sales	151,110	(74)	151,036
Excise taxes	(18,172)	—	(18,172)
Revenues from sales	132,938	(74)	132,864
Purchases net of inventory variation	(88,338)	329	(88,009)
Other operating expenses	(19,998)	(167)	(20,165)
Exploration costs	(554)	—	(554)
Depreciation, depletion and impairment of tangible assets and mineral interests	(11,050)	(250)	(11,300)
Other income	620	115	735
Other expense	(322)	(635)	(957)
Financial interest on debt	(1,715)	(12)	(1,727)
Financial income and expense from cash & cash equivalents	(70)	—	(70)
Cost of net debt	(1,785)	(12)	(1,797)
Other financial income	649	—	649
Other financial expense	(561)	—	(561)
Net income (loss) from equity affiliates	1,592	1,312	2,904
Income taxes	(4,334)	(686)	(5,020)

Consolidated net income	8,857	(68)	8,789
Group share	8,663	4	8,667
Non-controlling interests	194	(72)	122

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

9 months 2018 (M$)	Adjusted	Adjustments(a)	Consolidated statement of income
Sales	156,855	13	156,868
Excise taxes	(19,074)	—	(19,074)
Revenues from sales	137,781	13	137,794
Purchases net of inventory variation	(93,190)	794	(92,396)
Other operating expenses	(20,262)	(309)	(20,571)
Exploration costs	(596)	—	(596)
Depreciation, depletion and impairment of tangible assets and mineral interests	(9,080)	(550)	(9,630)
Other income	1,093	263	1,356
Other expense	(324)	(634)	(958)
Financial interest on debt	(1,341)	(63)	(1,404)
Financial income and expense from cash & cash equivalents	(158)	—	(158)
Cost of net debt	(1,499)	(63)	(1,562)
Other financial income	851	—	851
Other financial expense	(500)	—	(500)
Net income (loss) from equity affiliates	2,268	237	2,505
Income taxes	(5,825)	(98)	(5,923)

Consolidated net income	10,717	(347)	10,370
Group share	10,395	(81)	10,314
Non-controlling interests	322	(266)	56

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

TOTAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST NINE MONTHS 2019

(unaudited)

1) Accounting policies

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and IFRS as published by the International Accounting Standards Board (IASB).

The interim consolidated financial statements of TOTAL S.A. and its subsidiaries (the Group) as of September 30 2019, are presented in U.S. dollars and have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”.

The accounting principles applied for the consolidated financial statements at September 30, 2019, are consistent with those used for the financial statements at December 31, 2018, with the exception of standards or amendments that must be applied for periods beginning January 1, 2019.

•	First-time application of IFRS 16 “Leases”

As part of the first application of IFRS 16 “Leases” as of January 1, 2019, the Group:

•

applied the simplified retrospective transition method, accounting for the cumulative effect of the initial application of the standard at the date of first application, without restating the comparative periods;

•	used the following simplification measures provided by the standard in the transitional provisions:

•	exclusion of contracts that the Group had not previously identified as containing a lease under IAS 17 and IFRIC 4,

•	exclusion of leases whose term ends within 12 months of the date of first application;

•	recognized each lease component as a separate lease, separately from non-lease components of the lease (services);

•	applied the two exemptions of the standard on short-term leases and leases of low-value assets.

Further to the review of leases entered into as part of joint operations, in accordance with the IFRS Interpretations Committee (IFRIC) decision, all liabilities related to such leases have been recognized as at September 30, 2019 when the group has primary responsibility of the lease payments. When the right of use of the asset is jointly controlled by the group and the other partners, a financial receivable has been recognized for the portion of the asset transferred to the partners.

The impact of the application of this standard as at January 1, 2019 is $5,698 million on fixed assets, $(5,505) million on net debt and $(193) million on other assets and liabilities. The weighted average incremental borrowing rate at the transition date is 4.5%.

The impact on fixed assets is broken down as follows:

(in M$)

Right of use of buildings	2,278
Right of use of machinery, plant and equipment (including transportation equipment)	2,632
Other right of use	788
Total	5,698

2) Changes in the Group structure

2.1) Main acquisitions and divestments

•	Integrated Gas, Renewables & Power

•

On March 4, 2019, Total and Novatek signed a definitive agreement for the acquisition of a 10% direct interest by Total in Arctic LNG 2, a major liquefied natural gas development led by Novatek on the Gydan Peninsula, Russia.

•

On March 15, 2019, TOTAL finalized the sale of 4% of its interest in the Ichthys liquefied natural gas (LNG) project in Australia to operating partner INPEX, reducing its interest in the project from 30% to 26%.

•

On August 30, 2019, TOTAL finalized an agreement with Toshiba to take over its portfolio of liquefied natural gas (LNG) in the United States. This portfolio includes a 20-year tolling agreement and the corresponding gas transportation agreements. Under the transaction, TOTAL acquired all the shares of Toshiba America LNG corporation and was assigned all contracts related to their LNG business by Toshiba Energy Systems and Solutions Corp.

•

On September 27, 2019, TOTAL finalized the acquisition of Anadarko’s 26.5% interest in the Mozambique LNG project. This closing comes after TOTAL reached a binding agreement with Occidental on May 3, 2019, to acquire Anadarko’s assets in Africa (Mozambique, Algeria, Ghana and South Africa) and signed the subsequent Purchase and Sale Agreement on August 3, 2019. This first transaction follows receipt of all requisite approvals by the relevant authorities and partners.

•	Exploration & Production

•

On April 1, 2019, Total acquired all the share capital of Chevron Denmark Inc. which holds a 12% interest in the Danish Underground Consortium (DUC), a 12% interest in Licence 8/06, and a 7.5% interest in the Tyra West pipeline. The acquisition increased Total’s operated share of DUC from 31.2% to 43.2%.

2.2) Major business combinations

In accordance with IFRS 3, TOTAL is assessing the fair value of identifiable acquired assets, liabilities and contingent liabilities on the basis of available information. This assessment will be finalised within 12 months following the acquisition date.

•	Integrated Gas, Renewables & Power

Anadarko Mozambique

•

The Group acquired on September 27, 2019, 100% of the shares of Anadarko Mozambique affiliate which holds a 26.5% interest in the Mozambique LNG project for a purchase price of $4,426 million and recorded a preliminary goodwill for an amount of $134 million. The purchase price may be adjusted within 90 days of the acquisition date in accordance with the share purchase agreement.

The preliminary purchase price allocation is shown below:

(M$)	At the acquisition date
Goodwill	134
Intangible assets	2,812
Tangible assets	1,534
Other assets and liabilities	(134)
Net debt	80

Fair value of consideration	4,426

2.3) Divestment projects

•	Exploration & Production

•

On July 10, 2019, Total announced the signature of an agreement to divest several UK non-core assets to Petrogas NEO UK Ltd. The overall consideration for this deal that is subject to approval from the relevant authorities amounts to $635 million. At September 30, 2019, the assets and liabilities have been respectively classified in the consolidated balance sheet in “assets classified as held for sale” for an amount of $418 million and in “liabilities directly associated with the assets classified as held for sale” for an amount of $331 million. The assets concerned mainly include mineral interests and tangible assets.

3) Adjustment items

Description of the business segments

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL and which is reviewed by the main operational decision-making body of the Group, namely the Executive Committee.

The operational profit and assets are broken down by business segment prior to the consolidation and inter-segment adjustments.

Sales prices between business segments approximate market prices.

The profitable growth in the gas and low carbon electricity integrated value chains is one of the key axes of Total’s strategy. In order to give more visibility to these businesses, a new reporting structure for the business segments’ financial information has been put in place, effective January 1, 2019.

The organization of the Group’s activities is structured around the four followings segments:

•	An Exploration & Production segment;

•

An Integrated Gas, Renewables & Power segment comprising integrated gas (including LNG) and low carbon electricity businesses. It includes the upstream and midstream LNG activity that was previously reported in the EP segment;

•

A Refining & Chemicals segment constituting a major industrial hub comprising the activities of refining, petrochemicals and specialty chemicals. This segment also includes the activities of oil Supply, Trading and marine Shipping;

•	A Marketing & Services segment including the global activities of supply and marketing in the field of petroleum products;

In addition the Corporate segment includes holdings operating and financial activities.

Certain figures for the years 2017 and 2018 have been restated in order to reflect the new organization.

Adjustment items

Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

Adjustment items include:

(i) Special items

Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) The inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost methods.

(iii) Effect of changes in fair value

The effect of changes in fair value presented as adjustment items reflects for some transactions differences between internal measure of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

Furthermore, TOTAL, in its trading activities, enters into storage contracts, which future effects are recorded at fair value in the Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items and the effect of changes in fair value.

The detail of the adjustment items is presented in the table below.

ADJUSTMENTS TO OPERATING INCOME

(M$)		Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Total
3rd quarter 2019	Inventory valuation effect	—	—	(94)	25	—	(69)
	Effect of changes in fair value	—	12	—	—	—	12
	Restructuring charges	—	(2)	—	—	—	(2)
	Asset impairment charges	(153)	(9)	(22)	(2)	—	(186)
	Other items	(100)	(39)	(2)	(3)	—	(144)

Total		(253)	(38)	(118)	20	—	(389)

3rd quarter 2018	Inventory valuation effect	—	—	179	47	—	226
	Effect of changes in fair value	—	—	—	—	—	—
	Restructuring charges	(14)	—	(3)	—	—	(17)
	Asset impairment charges	(65)	(39)	—	—	—	(104)
	Other items	(36)	(64)	—	—	—	(100)

Total		(115)	(103)	176	47	—	5

9 months 2019	Inventory valuation effect	—	—	392	65	—	457
	Effect of changes in fair value	—	(74)	—	—	—	(74)
	Restructuring charges	—	(2)	—	—	—	(2)
	Asset impairment charges	(196)	(20)	(32)	(2)	—	(250)
	Other items	(100)	(151)	(39)	(3)	—	(293)

Total		(296)	(247)	321	60	—	(162)

9 months 2018	Inventory valuation effect	—	—	710	152	—	862
	Effect of changes in fair value	—	5	—	—	—	5
	Restructuring charges	(67)	—	(3)	—	—	(70)
	Asset impairment charges	(65)	(485)	—	—	—	(550)
	Other items	(133)	(157)	—	—	(9)	(299)

Total		(265)	(637)	707	152	(9)	(52)

ADJUSTMENTS TO NET INCOME, GROUP SHARE

(M$)		Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Total
3rd quarter 2019	Inventory valuation effect	—	—	(89)	18	—	(71)
	Effect of changes in fair value	—	10	—	—	—	10
	Restructuring charges	(5)	(13)	(2)	—	—	(20)
	Asset impairment charges	(132)	(5)	(22)	(1)	—	(160)
	Gains (losses) on disposals of assets	—	—	—	—	—	—
	Other items	(357)	452	(19)	(52)	—	24

Total		(494)	444	(132)	(35)	—	(217)

3rd quarter 2018	Inventory valuation effect	—	—	131	29	—	160
	Effect of changes in fair value	—	(9)	—	—	—	(9)
	Restructuring charges	(35)	(2)	(2)	—	—	(39)
	Asset impairment charges	(65)	(23)	—	—	—	(88)
	Gains (losses) on disposals of assets	89	—	—	—	—	89
	Other items	(22)	(43)	—	(17)	(32)	(114)

Total		(33)	(77)	129	12	(32)	(1)

9 months 2019	Inventory valuation effect	—	—	252	37	—	289
	Effect of changes in fair value	—	(59)	—	—	—	(59)
	Restructuring charges	(5)	(29)	(19)	—	—	(53)
	Asset impairment charges	(175)	(11)	(30)	(1)	—	(217)
	Gains (losses) on disposals of assets	—	—	—	—	—	—
	Other items	(357)	526	(67)	(58)	—	44

Total		(537)	427	136	(22)	—	4

9 months 2018	Inventory valuation effect	—	—	543	89	—	632
	Effect of changes in fair value	—	(8)	—	—	—	(8)
	Restructuring charges	(94)	(10)	(2)	—	—	(106)
	Asset impairment charges	(65)	(271)	—	—	—	(336)
	Gains (losses) on disposals of assets	(14)	—	—	—	—	(14)
	Other items	(56)	(118)	(17)	(17)	(41)	(249)

Total		(229)	(407)	524	72	(41)	(81)

4) Shareholders’ equity

Treasury shares (TOTAL shares held directly by TOTAL S.A.)

In accordance with the February 2018 announcements regarding the shareholder return policy over 2018-2020, confirmed in 2019, TOTAL S.A. has been repurchasing its own shares.

TOTAL S.A. has also repurchased shares to be allocated to free share grant plans.

As a result, as of September 30, 2019, TOTAL S.A. directly holds 69,066,330 TOTAL shares, representing 2.59% of its share capital, which are deducted from the consolidated shareholders’ equity and allocated as follows:

Shares to be cancelled (1)	65,109,435

Repurchased during Q4 2018	27,360,278
Repurchased during Q1 2019	7,374,542

Repurchased during Q2 2019	22,395,690
Repurchased during Q3 2019	7,978,925

Shares to be allocated as part of free share grant plans (2)	3,956,895

2017 Plan	3,890,769

2018 Plan	0

Other Plans	66,126

Treasury shares Total (1)+(2)	69,066,330

Dividend

Further to its decision of September 23, 2019 to accelerate the dividend growth, the Board of Directors held on October 29, 2019, set the third interim dividend for the fiscal year 2019 at €0.68 per share, a 3% increase compared to the first two interim dividends for this fiscal year. This interim dividend will be detached on March 30, 2020 and paid in cash on April 1, 2020.

Dividend 2019	First interim	Second interim	Third interim
Amount	0.66 €	0.66 €	0.68 €
Set date	April 25, 2019	July 24, 2019	October 29, 2019
Ex-dividend date	September 27, 2019	January 6, 2020	March 30, 2020
Payment date	October 1, 2019	January 8, 2020	April 1, 2020

Earnings per share in Euro

Earnings per share in Euro, calculated from the earnings per share in U.S. dollars converted at the average Euro/USD exchange rate for the period, amounted to €0.95 per share for the 3rd quarter 2019 (€0.89 per share for the 2nd quarter 2019 and €1.27 per share for the 3rd quarter 2018). Diluted earnings per share calculated using the same method amounted to €0.94 per share for the 3rd quarter 2019 (€0.89 per share for the 2nd quarter 2019 and €1.26 per share for the 3rd quarter 2018).

Earnings per share are calculated after remuneration of perpetual subordinated notes.

Perpetual subordinated notes

The Group has issued perpetual subordinated notes in April 2019:

•	Perpetual subordinated notes 1.750% callable in 2024 (EUR 1,500 million).

The Group has tendered perpetual subordinated in April 2019:

•	Perpetual subordinated notes 2.250% callable in 2021 (EUR 1,500 million).

Other comprehensive income

Detail of other comprehensive income is presented in the table below:

(M$)	9 months 2019		9 months 2018
Actuarial gains and losses		(54)		100
Change in fair value of investments in equity instruments		126		3
Tax effect		13		(31)
Currency translation adjustment generated by the parent company		(3,994)		(3,141)

Sub-total items not potentially reclassifiable to profit and loss		(3,909)		(3,069)

Currency translation adjustment		1,394		1,061
• unrealized gain/(loss) of the period	1,449		1,186
• less gain/(loss) included in net income	55		125
Cash flow hedge		(575)		310
• unrealized gain/(loss) of the period	(533)		241
• less gain/(loss) included in net income	42		(69)
Variation of foreign currency basis spread		50		(66)
• unrealized gain/(loss) of the period	6		(66)
• less gain/(loss) included in net income	(44)		—
Share of other comprehensive income of equity affiliates, net amount		326		(274)
• unrealized gain/(loss) of the period	335		(234)
• less gain/(loss) included in net income	9		40
Other		(4)		(4)
Tax effect		176		(84)

Sub-total items potentially reclassifiable to profit and loss		1,367		943

Total other comprehensive income, net amount		(2,542)		(2,126)

Tax effects relating to each component of other comprehensive income are as follows:

	9 months 2019			9 months 2018
(M$)	Pre-tax amount	Tax effect	Net amount	Pre-tax amount	Tax effect	Net amount
Actuarial gains and losses	(54)	16	(38)	100	(31)	69
Change in fair value of investments in equity instruments	126	(3)	123	3	—	5
Currency translation adjustment generated by the parent company	(3,994)	—	(3,994)	(3,141)	—	(3,141)

Sub-total items not potentially reclassifiable to profit and loss	(3,922)	13	(3,909)	(3,038)	(31)	(3,069)

Currency translation adjustment	1,394	—	1,394	1,061	—	1,061
Cash flow hedge	(575)	193	(382)	310	(101)	209
Variation of foreign currency basis spread	50	(17)	33	(66)	17	(49)
Share of other comprehensive income of equity affiliates, net amount	326	—	326	(274)	—	(274)
Other	(4)	—	(4)	(4)	—	(4)

Sub-total items potentially reclassifiable to profit and loss	1,191	176	1,367	1,027	(84)	943

Total other comprehensive income	(2,731)	189	(2,542)	(2,011)	(115)	(2,126)

5) Financial debt

The Group has issued bonds during the first nine months of 2019:

•	Bond 3.455% 2019-2029 (USD 1,250 million);

•	Bond 1.660% 2019-2026 (GBP 500 million);

•	Bond 0.696% 2019-2028 (EUR 650 million);

•	Bond 1.535% 2019-2039 (EUR 650 million);

•	Bond 0.166% 2019-2029 (CHF 200 million);

•	Bond 2.218% 2019-2021 (USD 750 million);

•	Bond 2.434% 2019-2025 (USD 1,000 million);

•	Bond 2.829% 2019-2030 (USD 1,250 million);

•	Bond 3.461% 2019-2049 (USD 1,000 million);

•	Bond 1.405% 2019-2031 (GBP 400 million).

The Group reimbursed bonds during the first nine months of 2019:

•	Bond 4.875% issued in 2009 and maturing in January 2019 (EUR 1,200 million);

•	Bond 2.125% issued in 2014 and maturing in January 2019 (USD 750 million);

•	Bond 4.125% issued in 2014 and maturing in March 2019 (AUD 150 million);

•	Bond 4.180% issued in 2009 and maturing in June 2019 (HKD 750 million);

•	Bond 2.100% issued in 2014 and maturing in June 2019 (USD 1,000 million);

•	Bond USD 3-month Libor + 35 basis points issued in 2014 and maturing in June 2019 (USD 250 million);

•	Bond 3.750% issued in 2014 and maturing in June 2019 (AUD 100 million);

•	Bond 5.000% issued in 2014 and maturing in July 2019 (NZD 100 million);

•	Bond GBP 3 month Libor + 30 basis points issued in 2014 and maturing in July 2019 (GBP 275 million);

•	Bond USD 3-month Libor + 38 basis points issued in 2014 and maturing in September 2019 (USD 200 million);

•	Bond 3.750% issued in 2014 and maturing in September 2019 (AUD 100 million).

The Group’s financial debt increased by $5,555 million following the first application of IFRS 16 as at January 1, 2019. Impact on net debt included a sub lease financial asset of $50 million and resulted in an increase of $5,505 million.

6) Related parties

The related parties are principally equity affiliates and non-consolidated investments.

In March 2019, the Group signed final agreements for the acquisition of a 10% direct interest in Arctic LNG2 with Novatek, in which TOTAL holds an interest of 19.40%. In July 2019, Novatek sold an additional 30% of Arctic LNG 2 to CNPC, CNOOC and Japan Arctic LNG. For the period ending September 30, 2019, the Group recognized its share of net income generated by these transactions in Novatek’s financial statements, except for the impact of the 10% purchased by TOTAL, that has been eliminated.

7) Other risks and contingent liabilities

TOTAL is not currently aware of any exceptional event, dispute, risks or contingent liabilities that could have a material impact on the assets and liabilities, results, financial position or operations of the Group.

FERC

The Office of Enforcement of the U.S. Federal Energy Regulatory Commission (FERC) began in 2015 an investigation in connection with the natural gas trading activities in the United States of Total Gas & Power North America, Inc. (TGPNA), a U.S. subsidiary of the Group. The investigation covered transactions made by TGPNA between June 2009 and June 2012 on the natural gas market. TGPNA received a Notice of Alleged Violations from FERC on September 21, 2015. On April 28, 2016, FERC issued an order to show cause to TGPNA and two of its former employees, and to TOTAL S.A. and Total Gas & Power Ltd., regarding the same facts. TGPNA contests the claims brought against it.

A class action launched to seek damages from these three companies, was dismissed by a judgment of the U.S. District Court of New York issued on March 15, 2017. The Court of Appeal upheld this judgment on May 4, 2018. In September 2019, a Californian city publicly announced the launching of a collective action against these three companies on the same legal basis.

Yemen

Due to the security conditions in the vicinity of Balhaf, Yemen LNG, in which the Group holds a stake of 39.62%, stopped its commercial production and export of LNG in April 2015, when it declared Force Majeure to its various stakeholders. The plant is in a preservation mode.

8) Information by business segment

9 months 2019 (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	5,698	13,875	65,558	65,901	4	—	151,036
Intersegment sales	23,063	1,832	24,651	456	78	(50,080)	—
Excise taxes	—	—	(2,250)	(15,922)	—	—	(18,172)

Revenues from sales	28,761	15,707	87,959	50,435	82	(50,080)	132,864
Operating expenses	(12,233)	(13,845)	(84,020)	(48,141)	(569)	50,080	(108,728)
Depreciation, depletion and impairment of tangible assets and mineral interests	(8,352)	(1,004)	(1,176)	(717)	(51)	—	(11,300)

Operating income	8,176	858	2,763	1,577	(538)	—	12,836
Net income (loss) from equity affiliates and other items	444	1,939	265	86	36	—	2,770
Tax on net operating income	(3,679)	(845)	(467)	(498)	194	—	(5,295)

Net operating income	4,941	1,952	2,561	1,165	(308)	—	10,311
Net cost of net debt							(1,522)
Non-controlling interests							(122)

Net income - group share							8,667

9 months 2019 (adjustments)(a) (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	—	(74)	—	—	—	—	(74)
Intersegment sales	—	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—	—

Revenues from sales	—	(74)	—	—	—	—	(74)
Operating expenses	(100)	(153)	353	62	—	—	162
Depreciation, depletion and impairment of tangible assets and mineral interests	(196)	(20)	(32)	(2)	—	—	(250)

Operating income (b)	(296)	(247)	321	60	—	—	(162)
Net income (loss) from equity affiliates and other items	(90)	1,012	(70)	(60)	—	—	792
Tax on net operating income	(151)	(408)	(113)	(14)	—	—	(686)

Net operating income (b)	(537)	357	138	(14)	—	—	(56)
Net cost of net debt							(12)
Non-controlling interests							72

Net income - group share							4

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value. (b) Of which inventory valuation effect
• On operating income	—	—	392	65	—
• On net operating income	—	—	254	46	—

9 months 2019 (adjusted) (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	5,698	13,949	65,558	65,901	4	—	151,110
Intersegment sales	23,063	1,832	24,651	456	78	(50,080)	—
Excise taxes	—	—	(2,250)	(15,922)	—	—	(18,172)

Revenues from sales	28,761	15,781	87,959	50,435	82	(50,080)	132,938
Operating expenses	(12,133)	(13,692)	(84,373)	(48,203)	(569)	50,080	(108,890)
Depreciation, depletion and impairment of tangible assets and mineral interests	(8,156)	(984)	(1,144)	(715)	(51)	—	(11,050)

Adjusted operating income	8,472	1,105	2,442	1,517	(538)	—	12,998
Net income (loss) from equity affiliates and other items	534	927	335	146	36	—	1,978
Tax on net operating income	(3,528)	(437)	(354)	(484)	194	—	(4,609)

Adjusted net operating income	5,478	1,595	2,423	1,179	(308)	—	10,367
Net cost of net debt							(1,510)
Non-controlling interests							(194)

Adjusted net income - group share							8,663

9 months 2019 (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	6,359	6,306	1,034	803	76		14,578
Total divestments	112	766	253	187	8		1,326
Cash flow from operating activities	12,711	1,934	2,695	2,326	(1,580)		18,086

9 months 2018 (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	7,770	13,455	68,660	66,980	3	—	156,868
Intersegment sales	22,678	1,536	26,676	733	46	(51,669)	—
Excise taxes	—	—	(2,537)	(16,537)	—	—	(19,074)

Revenues from sales	30,448	14,991	92,799	51,176	49	(51,669)	137,794
Operating expenses	(12,992)	(13,783)	(88,841)	(49,066)	(550)	51,669	(113,563)
Depreciation, depletion and impairment of tangible assets and mineral interests	(7,146)	(1,020)	(911)	(522)	(31)	—	(9,630)

Operating income	10,310	188	3,047	1,588	(532)	—	14,601
Net income (loss) from equity affiliates and other items	1,026	1,240	638	302	48	—	3,254
Tax on net operating income	(4,972)	(392)	(675)	(463)	327	—	(6,175)

Net operating income	6,364	1,036	3,010	1,427	(157)	—	11,680
Net cost of net debt							(1,310)
Non-controlling interests							(56)

Net income - group share							10,314

9 months 2018 (adjustments)(a) (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	—	13	—	—	—	—	13
Intersegment sales	—	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—	—

Revenues from sales	—	13	—	—	—	—	13
Operating expenses	(200)	(165)	707	152	(9)	—	485
Depreciation, depletion and impairment of tangible assets and mineral interests	(65)	(485)	—	—	—	—	(550)

Operating income (b)	(265)	(637)	707	152	(9)	—	(52)
Net income (loss) from equity affiliates and other items	(128)	(40)	34	—	—	—	(134)
Tax on net operating income	186	(30)	(210)	(44)	—	—	(98)

Net operating income (b)	(207)	(707)	531	108	(9)	—	(284)
Net cost of net debt							(63)
Non-controlling interests							266

Net income - group share							(81)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value. (b) Of which inventory valuation effect
• On operating income	—	—	710	152	—
• On net operating income	—	—	550	108	—

9 months 2018 (adjusted) (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	7,770	13,442	68,660	66,980	3	—	156,855
Intersegment sales	22,678	1,536	26,676	733	46	(51,669)	—
Excise taxes	—	—	(2,537)	(16,537)	—	—	(19,074)

Revenues from sales	30,448	14,978	92,799	51,176	49	(51,669)	137,781
Operating expenses	(12,792)	(13,618)	(89,548)	(49,218)	(541)	51,669	(114,048)
Depreciation, depletion and impairment of tangible assets and mineral interests	(7,081)	(535)	(911)	(522)	(31)	—	(9,080)

Adjusted operating income	10,575	825	2,340	1,436	(523)	—	14,653
Net income (loss) from equity affiliates and other items	1,154	1,280	604	302	48	—	3,388
Tax on net operating income	(5,158)	(362)	(465)	(419)	327	—	(6,077)

Adjusted net operating income	6,571	1,743	2,479	1,319	(148)	—	11,964
Net cost of net debt							(1,247)
Non-controlling interests							(322)

Adjusted net income - group share							10,395

9 months 2018 (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	10,629	4,347	1,113	831	75		16,995
Total divestments	3,136	790	437	390	3		4,756
Cash flow from operating activities	12,227	162	1,228	1,533	(1,087)		14,063

3rd quarter 2019 (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	1,631	3,667	21,338	21,951	2	—	48,589
Intersegment sales	7,761	573	8,341	155	15	(16,845)	—
Excise taxes	—	—	(713)	(5,338)	—	—	(6,051)

Revenues from sales	9,392	4,240	28,966	16,768	17	(16,845)	42,538
Operating expenses	(3,999)	(3,558)	(27,518)	(15,963)	(163)	16,845	(34,356)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,136)	(361)	(413)	(247)	(16)	—	(4,173)

Operating income	2,257	321	1,035	558	(162)	—	4,009
Net income (loss) from equity affiliates and other items	77	898	5	(15)	9	—	974
Tax on net operating income	(1,094)	(222)	(221)	(164)	70	—	(1,631)

Net operating income	1,240	997	819	379	(83)	—	3,352
Net cost of net debt							(507)
Non-controlling interests							(45)

Net income - group share							2,800

3rd quarter 2019 (adjustments)(a) (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	—	12	—	—	—	—	12
Intersegment sales	—	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—	—

Revenues from sales	—	12	—	—	—	—	12
Operating expenses	(100)	(41)	(96)	22	—	—	(215)
Depreciation, depletion and impairment of tangible assets and mineral interests	(153)	(9)	(22)	(2)	—	—	(186)

Operating income (b)	(253)	(38)	(118)	20	—	—	(389)
Net income (loss) from equity affiliates and other items	(90)	599	(23)	(53)	—	—	433
Tax on net operating income	(151)	(138)	8	(1)	—	—	(282)

Net operating income (b)	(494)	423	(133)	(34)	—	—	(238)
Net cost of net debt							(4)
Non-controlling interests							25

Net income - group share							(217)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value. (b) Of which inventory valuation effect
• On operating income	—	—	(94)	25	—
• On net operating income	—	—	(90)	19	—

3rd quarter 2019 (adjusted) (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	1,631	3,655	21,338	21,951	2	—	48,577
Intersegment sales	7,761	573	8,341	155	15	(16,845)	—
Excise taxes	—	—	(713)	(5,338)	—	—	(6,051)

Revenues from sales	9,392	4,228	28,966	16,768	17	(16,845)	42,526
Operating expenses	(3,899)	(3,517)	(27,422)	(15,985)	(163)	16,845	(34,141)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,983)	(352)	(391)	(245)	(16)	—	(3,987)

Adjusted operating income	2,510	359	1,153	538	(162)	—	4,398
Net income (loss) from equity affiliates and other items	167	299	28	38	9	—	541
Tax on net operating income	(943)	(84)	(229)	(163)	70	—	(1,349)

Adjusted net operating income	1,734	574	952	413	(83)	—	3,590
Net cost of net debt							(503)
Non-controlling interests							(70)

Adjusted net income - group share							3,017

3rd quarter 2019 (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	2,077	4,331	386	276	25		7,095
Total divestments	23	192	14	30	5		264
Cash flow from operating activities	5,007	401	1,575	1,483	(260)		8,206

3rd quarter 2018 (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	2,433	5,568	23,572	23,144	—	—	54,717
Intersegment sales	8,255	575	9,280	242	12	(18,364)	—
Excise taxes	—	—	(823)	(5,494)	—	—	(6,317)

Revenues from sales	10,688	6,143	32,029	17,892	12	(18,364)	48,400
Operating expenses	(4,271)	(5,660)	(30,593)	(17,147)	(151)	18,364	(39,458)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,585)	(213)	(294)	(176)	(11)	—	(3,279)

Operating income	3,832	270	1,142	569	(150)	—	5,663
Net income (loss) from equity affiliates and other items	449	445	221	109	39	—	1,263
Tax on net operating income	(1,853)	(155)	(292)	(166)	146	—	(2,320)

Net operating income	2,428	560	1,071	512	35	—	4,606
Net cost of net debt							(519)
Non-controlling interests							(130)

Net income - group share							3,957

3rd quarter 2018 (adjustments)(a) (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	—	—	—	—	—	—	—
Intersegment sales	—	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—	—

Revenues from sales	—	—	—	—	—	—	—
Operating expenses	(50)	(64)	176	47	—	—	109
Depreciation, depletion and impairment of tangible assets and mineral interests	(65)	(39)	—	—	—	—	(104)

Operating income (b)	(115)	(103)	176	47	—	—	5
Net income (loss) from equity affiliates and other items	39	(25)	9	—	—	—	23
Tax on net operating income	65	(9)	(52)	(9)	—	—	(5)

Net operating income (b)	(11)	(137)	133	38	—	—	23
Net cost of net debt							(44)
Non-controlling interests							20

Net income - group share							(1)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value. (b) Of which inventory valuation effect
• On operating income	—	—	179	47	—
• On net operating income	—	—	135	38	—

3rd quarter 2018 (adjusted) (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	2,433	5,568	23,572	23,144	—	—	54,717
Intersegment sales	8,255	575	9,280	242	12	(18,364)	—
Excise taxes	—	—	(823)	(5,494)	—	—	(6,317)

Revenues from sales	10,688	6,143	32,029	17,892	12	(18,364)	48,400
Operating expenses	(4,221)	(5,596)	(30,769)	(17,194)	(151)	18,364	(39,567)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,520)	(174)	(294)	(176)	(11)	—	(3,175)

Adjusted operating income	3,947	373	966	522	(150)	—	5,658
Net income (loss) from equity affiliates and other items	410	470	212	109	39	—	1,240
Tax on net operating income	(1,918)	(146)	(240)	(157)	146	—	(2,315)

Adjusted net operating income	2,439	697	938	474	35	—	4,583
Net cost of net debt							(475)
Non-controlling interests							(150)

Adjusted net income - group share							3,958

3rd quarter 2018 (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	2,472	3,325	377	293	17		6,484
Total divestments	494	198	88	117	—		897
Cash flow from operating activities	4,431	(164)	1,338	752	(621)		5,736

9) Reconciliation of the information by business segment with consolidated financial statements

9 months 2019 (M$)	Adjusted	Adjustments(a)	Consolidated statement of income
Sales	151,110	(74)	151,036
Excise taxes	(18,172)	—	(18,172)
Revenues from sales	132,938	(74)	132,864
Purchases net of inventory variation	(88,338)	329	(88,009)
Other operating expenses	(19,998)	(167)	(20,165)
Exploration costs	(554)	—	(554)
Depreciation, depletion and impairment of tangible assets and mineral interests	(11,050)	(250)	(11,300)
Other income	620	115	735
Other expense	(322)	(635)	(957)
Financial interest on debt	(1,715)	(12)	(1,727)
Financial income and expense from cash & cash equivalents	(70)	—	(70)
Cost of net debt	(1,785)	(12)	(1,797)
Other financial income	649	—	649
Other financial expense	(561)	—	(561)
Net income (loss) from equity affiliates	1,592	1,312	2,904
Income taxes	(4,334)	(686)	(5,020)

Consolidated net income	8,857	(68)	8,789
Group share	8,663	4	8,667
Non-controlling interests	194	(72)	122

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

9 months 2018 (M$)	Adjusted	Adjustments(a)	Consolidated statement of income
Sales	156,855	13	156,868
Excise taxes	(19,074)	—	(19,074)
Revenues from sales	137,781	13	137,794
Purchases net of inventory variation	(93,190)	794	(92,396)
Other operating expenses	(20,262)	(309)	(20,571)
Exploration costs	(596)	—	(596)
Depreciation, depletion and impairment of tangible assets and mineral interests	(9,080)	(550)	(9,630)
Other income	1,093	263	1,356
Other expense	(324)	(634)	(958)
Financial interest on debt	(1,341)	(63)	(1,404)
Financial income and expense from cash & cash equivalents	(158)	—	(158)
Cost of net debt	(1,499)	(63)	(1,562)
Other financial income	851	—	851
Other financial expense	(500)	—	(500)
Net income (loss) from equity affiliates	2,268	237	2,505
Income taxes	(5,825)	(98)	(5,923)

Consolidated net income	10,717	(347)	10,370
Group share	10,395	(81)	10,314
Non-controlling interests	322	(266)	56

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

3rd quarter 2019 (M$)	Adjusted	Adjustments(a)	Consolidated statement of income
Sales	48,577	12	48,589
Excise taxes	(6,051)	—	(6,051)
Revenues from sales	42,526	12	42,538
Purchases net of inventory variation	(27,805)	(93)	(27,898)
Other operating expenses	(6,240)	(122)	(6,362)
Exploration costs	(96)	—	(96)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,987)	(186)	(4,173)
Other income	167	—	167
Other expense	(132)	(427)	(559)
Financial interest on debt	(594)	(4)	(598)
Financial income and expense from cash & cash equivalents	—	—	—
Cost of net debt	(594)	(4)	(598)
Other financial income	163	—	163
Other financial expense	(178)	—	(178)
Net income (loss) from equity affiliates	521	860	1,381
Income taxes	(1,258)	(282)	(1,540)

Consolidated net income	3,087	(242)	2,845
Group share	3,017	(217)	2,800
Non-controlling interests	70	(25)	45

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

3rd quarter 2018 (M$)	Adjusted	Adjustments(a)	Consolidated statement of income
Sales	54,717	—	54,717
Excise taxes	(6,317)	—	(6,317)
Revenues from sales	48,400	—	48,400
Purchases net of inventory variation	(32,567)	216	(32,351)
Other operating expenses	(6,766)	(107)	(6,873)
Exploration costs	(234)	—	(234)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,175)	(104)	(3,279)
Other income	465	116	581
Other expense	(209)	(146)	(355)
Financial interest on debt	(492)	(44)	(536)
Financial income and expense from cash & cash equivalents	(63)	—	(63)
Cost of net debt	(555)	(44)	(599)
Other financial income	290	—	290
Other financial expense	(171)	—	(171)
Net income (loss) from equity affiliates	865	53	918
Income taxes	(2,235)	(5)	(2,240)

Consolidated net income	4,108	(21)	4,087
Group share	3,958	(1)	3,957
Non-controlling interests	150	(20)	130

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

10) Post-closing

There was no post closing event.